Exhibit 99.2 Separate Auditor's Report of Shinhan Card

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2024 and 2023

(With Independent Auditors' Report Thereon)

Contents

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the separate financial statements of Shinhan Card Co., Ltd.(the "Company"), which comprise the separate statements of financial position as of December 31, 2024 and 2023, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2025
Seoul, Korea

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.
Separate Statements of Financial Position
As of December 31, 2024 and 2023

(In millions of won)	Note		2024	2023
Assets				
Cash and due from banks	10,40	₩	765,406	493,057
Financial assets at fair value through profit or loss	11		1,086,138	1,513,207
Derivative assets	12		460,365	147,690
Credit card receivables at amortized cost and other	13		35,885,321	35,362,909
Lease assets	14		2,133,970	2,082,812
Financial assets at fair value through other comprehensive income	16		378,530	393,979
Property and equipment, net	15,17		616,369	617,717
Intangible assets	18		95,414	98,507
Investments in subsidiaries and others	19		352,644	331,677
Current tax assets	39		4	21,626
Deferred tax assets	39		120,046	115,747
Investment properties	20		45,642	46,943
Defined benefit assets	24		4,791	3,480
Other assets	21		1,070,685	1,372,791
Total assets		₩	43,015,325	42,602,142
Liabilities				
Derivative liabilities	12	₩	6,099	229
Borrowings	22		9,146,092	9,739,749
Debentures, net	23		20,858,700	19,282,427
Current tax liabilities	39		71,066	87,386
Provisions	25		220,830	232,105
Other liabilities	15,26		4,550,400	5,289,129
Total liabilities		₩	34,853,187	34,631,025
Equity				
Common stock	27	₩	626,847	626,847
Hybrid bonds	27		699,822	699,822
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,895	1,895
Accumulated other comprehensive loss	27		(90,513)	(60,158)
Retained earnings	27,28		6,063,495	5,842,119
Total equity		₩	8,162,138	7,971,117
Total liabilities and equity		₩	43,015,325	42,602,142

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.
Separate Statements of Comprehensive Income
For the years ended December 31, 2024 and 2023

(In millions of won, except earnings per share)	Note		2024	2023
Interest income		₩	2,772,751	2,636,469
Interest expense			(988,584)	(883,759)
Net interest income	32		1,784,167	1,752,710
Fee and commission income			2,042,575	2,039,246
Fee and commission expense			(1,307,632)	(1,275,435)
Net fee and commission income	33		734,943	763,811
Dividend income	34		315	382
Net gain on financial assets at fair value through profit or loss	11		54,229	52,120
Net gain(loss) on derivatives	12		320,735	31,434
Net gain(loss) on foreign currency transactions	7		(278,945)	9,882
Provision for credit loss allowance	35		(852,319)	(810,930)
General administrative expenses	36		(752,826)	(684,361)
Other operating expense, net	37		(273,790)	(311,843)
Operating income			736,509	803,205
Non-operating income, net	38		11,970	2,383
Profit before income tax			748,479	805,588
Income tax expense	39		(186,298)	(179,740)
Profit for the year		₩	562,181	625,848
Other comprehensive income (loss):				
Items that will never be reclassified to profit or loss				
Remeasurement of the net defined benefit obligations	24,27	₩	(11,728)	(21,314)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(12,788)	1,969
Items that are or may be reclassified subsequently to profit or loss				
Loss on financial assets at fair value through other comprehensive income			4,469	10,864
Net changes in the unrealized fair value of cash flow hedges	12,27		(8,808)	(16,245)
Other comprehensive income for the year, net of tax			(28,855)	(24,726)
Total comprehensive income for the year		₩	533,326	601,122
Earnings per share				
Basic and diluted earnings per share (in won)	30		4,230	4,752

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2024 and 2023

(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2023	₩	626,847	399,901	860,592	1,893	(35,432)	5,502,976	7,356,777
Transactions with the owner of the Company:								
Dividends		-	-	-	-	-	(256,631)	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	625,848	625,848
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,314)	-	(21,314)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	12,833	-	12,833
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(16,245)	-	(16,245)
Balance at December 31, 2023	₩	626,847	699,822	860,592	1,895	(60,158)	5,842,119	7,971,117
Balance at January 1, 2024	₩	626,847	699,822	860,592	1,895	(60,158)	5,842,119	7,971,117
Transactions with the owner of the Company:								
Dividends		-	-	-	-	-	(310,415)	(310,415)
Dividend on hybrid bonds		-	-	-	-	-	(31,890)	(31,890)
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	562,181	562,181
Remeasurement of the net defined benefit obligations		-	-	-	-	(11,728)	-	(11,728)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(9,819)	1,500	(8,319)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(8,808)	-	(8,808)
Balance at December 31, 2024	₩	626,847	699,822	860,592	1,895	(90,513)	6,063,495	8,162,138

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2024 and 2023

(In millions of won)

		2024	2023
Cash flows from operating activities			
Profit for the year	₩	562,182	625,848
Adjustments for:			
Interest income		(2,772,751)	(2,636,469)
Interest expense		988,584	883,759
Dividend income		(315)	(382)
Income tax expense		186,298	179,740
Fee and commission income		43,450	37,444
Fee and commission expense		1,071	1,009
Net gain on sale of financial assets at fair value through profit or loss		(2,110)	(4,029)
Net loss on sale of financial assets at fair value through profit or loss		-	322
Net gain on valuation of financial assets at fair value through profit or loss		(4,314)	(7,164)
Net loss on valuation of financial assets at fair value through profit or loss		1,604	1,806
Net gain on derivatives		(328,023)	(33,334)
Net loss on derivatives		7,288	1,900
Net gain on foreign currency transactions		(20,728)	(2,532)
Net loss on foreign currency transactions		340,682	33,813
Provision for credit loss allowance		852,319	810,930
Employee-related expenses		24,911	20,093
Depreciation expenses		74,435	61,979
Increase in provision for restoration		18	(1,282)
Other operating expenses		466,068	445,122
Non-operating income		(554)	(1,036)
Non-operating expenses		2,160	1,906
		(139,907)	(206,405)
Changes in assets and liabilities:			
Due from banks at amortized cost		(150,000)	(50,000)
Financial assets at fair value through profit or loss		440,365	(604,809)
Credit card receivables at amortized cost and other		(1,169,186)	(328,472)
Lease assets		(517,034)	(583,175)
Other assets		254,556	(143,310)
Net defined benefit obligations		(35,959)	(10,632)
Provisions		(38,968)	(37,261)
Other liabilities		(802,211)	592,608
		(2,018,437)	(1,165,051)
Income taxes paid		(174,406)	(161,906)
Interest received		2,607,552	2,489,477
Interest paid		(807,260)	(701,926)
Dividend received		315	382
Net cash inflow from operating activities	₩	30,039	880,419

SHINHAN CARD CO., LTD.
Separate Statements of Cash Flows (continued)
For the years ended December 31, 2024 and 2023

(In millions of won)		2024	2023
Cash flows from investing activities			
Proceeds from disposal of financial assets at fair value through profit or loss	₩	7,791	7,000
Acquisition of financial assets at fair value through profit or loss		(16,266)	(41,931)
Proceeds from disposal of financial assets at fair value through other comprehensive income		20,907	-
Acquisition of financial assets at fair value through other comprehensive income		(16,300)	-
Proceeds from disposal of investments in subsidiaries and others		-	4,805
Acquisition of investments in subsidiaries and others		(20,968)	(11,400)
Proceeds from disposal of property and equipment		1,287	970
Acquisition of property and equipment		(31,853)	(30,670)
Proceeds from disposal of intangible assets		1,407	758
Acquisition of intangible assets		(26,203)	(29,219)
Decrease in security deposits paid		7,691	1,141
Increase in security deposits paid		(2,565)	(6,372)
Net cash outflow from investing activities	₩	(75,072)	(104,918)
Cash flows from financing activities			
Proceeds from borrowings	₩	1,558,607	855,200
Repayment of borrowings		(2,360,000)	(2,496,701)
Proceeds from debentures		8,217,527	7,163,981
Repayment of debentures		(6,910,000)	(6,380,000)
Cash inflows from cash flow hedges		945,714	-
Cash outflows from cash flow hedges		(943,750)	-
Repayment of lease liabilities		(10,197)	(8,957)
Dividends paid		(310,415)	(256,631)
Increase in security deposits received		11,780	110,818
Issuance of hybrid bonds		-	299,921
Payment of dividend on hybrid bonds		(31,884)	(27,927)
Net cash inflow (outflow) from financing activities		167,382	(740,296)
Net increase in cash and cash equivalents		122,349	35,205
Cash and cash equivalents at the beginning of the year		443,021	407,816
Cash and cash equivalents at the end of the year (Note 40)	₩	565,370	443,021

See accompanying notes to the separated financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

1. Reporting Entity

Shinhan Card Co., Ltd. (the "Company") was incorporated on December 17, 1985. The address of the Company's registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2024, the Company has approximately 20.44 million (actual member criteria) personal credit card holders, 1.97 million merchants in its network and 44 branch offices (including head office). The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

2. Basis of Preparation

The separate financial statements of the Company have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea stipulated in Article 5-1-1 of the Act on External.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027, 'Separate Financial Statements' presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 5, 2025, which will be submitted for approval to the shareholder's meeting to be held on March 25, 2025.

(a) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:

- Derivative financial instruments are measured at fair value;
- Financial instruments at fair value through profit or loss are measured at fair value;
- Financial instruments at fair value through other comprehensive income are measured at fair value;
- Liabilities recognized for cash-settled share-based payment; and
- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company's functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

2. **Basis of Preparation (continued)**

(c) Use of estimates and judgements

The preparation of the separate financial statements in conformity with Korean-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

(d) Changes in accounting policies

Except for following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2024, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2023. There are other new standards applied from January 1, 2024, which does not have a significant impact on the Company's financial statements.

(i) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2024.

1) *Amendment to K-IFRS No. 1001, 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current*

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management's intentions or expectations about whether the Company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the Company own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the Company own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the separate financial statements from these amendments.

2) *Amendments to K-IFRS No. 1007, 'Cash Flow Statement' and K-IFRS No. 1107, 'Financial Instruments: Disclosures' - Supplier Finance Arrangements*

The amendments add to the disclosure objectives in K-IFRS No. 1007, 'Cash Flow Statement,' that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Company liabilities and cash flows. The amendments also amend K-IFRS No. 1107, 'Financial Instruments: Disclosures,' to add supplier finance arrangements as an example of a requirement to disclose information about an entity's exposure to concentrations of liquidity risk. There is no significant impact on the separate financial statements from these amendments.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

2. **Basis of Preparation (continued)**

(d) Changes in accounting policies (continued)

(i) New and amended standards and interpretations adopted by the Company (continued)

3) *Amendment to K-IFRS No. 1116, 'Lease' - Lease liability in a sale-and-leaseback*

This amendment adds follow-up measurement requirements for sale-and-leaseback that are accounted for as sales by applying K-IFRS No. 1115, 'Revenue from contracts with customers.' This amendment requires that the 'lease fee' or 'modified lease fee' be calculated in a way that the seller-lessee does not recognize any gain or loss for the right-of-use that the seller-lessee continues to hold after the lease commencement date. The amendment to this standard does not have a significant impact on the separate financial statements.

4) *Amendment to K-IFRS No. 1001, 'Financial Statement Presentation' (Amended in 2023) – Disclosure of Virtual Assets*

In addition to the disclosure requirements required by other standards for transactions related to virtual assets, this amendment specifies the necessary disclosures for each of the following cases:

① when holding virtual assets ②when holding virtual assets on behalf of a customer ③when issuing virtual assets.

For the ownership of virtual assets, the following information must be disclosed: general information about virtual assets, applied accounting policies, the acquisition route and acquisition cost for each virtual asset, and fair value at the end of December 31, 2024. In addition, when issuing virtual assets, the Company must disclose its obligations and the fulfillment status related to the issued virtual assets, the timing and amount of revenue recognition for sold virtual assets, the quantity of virtual assets held after issuance, and important contract details. This amendment to the standard does not have a significant impact on the separate financial statements.

The amendments require disclosure of the carrying amount of the financial liability and its related gains or losses if, all or part of a financial instrument subject to adjustment of the exercise price according to changes in the issuer's stock price. The Company expects that the amendments will not have a significant impact on the separate financial statements.

(ii) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2024 and have not been early adopted by the Company.

1) *Amendments to K-IFRS No. 1021, 'Effects of Changes in Foreign Exchange Rates' and No. 1101 'First-time adoption of K-IFRS' – Lack of Exchangeability*

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. The Company is currently assessing the impacts of these amendments on the financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. Material Accounting Policies

Material Accounting Policies applied by the Company in preparation of its separate financial statements are described below. The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise in Note 2 (d).

(a) Investments in associates and subsidiaries in the separate financial statements

The separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, 'Separate Financial Statements'. The Company applied the cost method in accordance with K-IFRS No. 1027 and methods in accordance with K-IFRS No. 1109, 'Financial Instruments' to investments in associates and subsidiaries. Dividend from investments in associates and subsidiaries is recognized in profit or loss when the right to receive the dividend is finalized.

(b) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and demand deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(c) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument.

(ii) Classification and subsequent measurement

Financial asset: Business model

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account for the following:
- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;
- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;
- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;
- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and
- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance measured at fair value through profit or loss.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. Material Accounting Policies (continued)

(c) Non-derivative financial assets (continued)

(ii) Classification and subsequent measurement (continued)

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

Principal amount is defined as the fair value on initial recognition of the financial asset. Interest consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument. If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

To make an assessment, the Company considers the following:
- Contractual terms that change the timing or amount of contractual cash flows;
- Terms that adjust the contractual interest rate, including variable interest rate features;
- Prepayment features and extension features;
- Terms and conditions that limit the Company's claims on cash flows arising from specific assets. (e.g., non-recourse features)

(iii) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge. The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(d) Derivative financial assets (continued)

(ii) Cash flow hedge

The Company designates part of derivatives as hedging instruments in a cash flow hedging relationship. Part of derivatives are recognized as hedging costs in other comprehensive income and accumulate as separate items in equity.

(e) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices are disclosed actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs and relies as little as possible on entity-specific inputs. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(f) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on the following assets:
- Financial assets measured at amortized cost
- Debt securities measured at FVOCI

The Company measures loss allowances at an amount equal to the lifetime expected credit losses "ECLs", except for the following, which are measured as twelve-month ECLs:
- Financial instrument that are determined to have low credit risk at the reporting date; and
- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company assumes that the credit risk on a financial asset has increased significantly when:
- Asset credit quality is cautionary or less
- Significant changes in credit rating occur; or
- Specified overdue pool segment (personal card receivables past due over seven days, etc.) incurs

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. Material Accounting Policies (continued)

(f) Impairment of financial assets (continued)

The Company considers a financial asset to be in default when:
- The financial asset is more than 90 days past due.

(i) Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit- impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets impaired includes the following observable information.
- Significant financial difficulty of the borrower or issuer
- Default or delinquency in interest or principal payments
- Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
- Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
- The disappearance of an active market for a security
- Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(ii) Presentation of impairment loss

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Debt securities that are measured at FVOCI are included in Current Profit and Loss, and also recognized in Other Comprehensive Income.

(iii) Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company's procedures for recovery of amounts due.

(g) Property and equipment

Among the items in Property and Equipment, Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives described below, which most closely reflect the expected pattern of consumption of the future economic benefits implicated in the assets.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	5 years	Straight-line method

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(h) Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	5 years
Software	5 years
Other intangible assets	5 years or less

(i) Leases

(i) Lessor

Where the Company is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. Material Accounting Policies (continued)

(i) Leases (continued)

The lease payments shall be discounted using the interest rate in the lease, if the implicit interest rate can be readily determined. If the implicit interest rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Company:
- Where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
- Using a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by a subsidiary of the Company, which does not have recent third-party financing
- Making adjustments specific to the lease, such as country, currency, guarantee and warrent.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Company uses that rate as a starting point to determine the incremental borrowing rate.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is recognized to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life. The Company did not choose to apply that revaluation model to buildings held by the Company that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Low-value assets comprise IT-equipment and small items of office furniture.

(j) Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and after initial recognition, it is presented as the accumulated depreciation and the accumulated impairment losses are deducted from the cost. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(k) Non-derivative financial liabilities

The Company classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the Company financial statements when the Company becomes the party to the contractual agreement.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(l) Employee benefits

(i) Post-employment benefit plan

The Company has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.
Defined contribution plans are calculated annually by an independent accountant using the projected unit credit method.

(ii) Termination benefits

Termination benefits are expensed when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are expensed if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

(m) Provisions

The Company recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services. Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account. In addition, when the Company bears the responsibility for restoration following the expiration of a rental contract, the Company recognizes the present value of the estimated restoration costs as a provision.

(n) Foreign currencies

The results and financial position of a foreign operation whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures. The assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the date of that statement of financial position. The income and expenses for each statement presenting profit or loss and other comprehensive income (including comparatives) is translated at exchange rates at the dates of the transactions.

(o) Share-based payment transactions

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company's employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Company to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(p) Revenue from contracts with customers (continued)

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: ① Identify the contracts with the customers, ② Identify the separate performance obligations, ③ Determine the transaction price of the contract, ④ Allocate the transaction price to each of the separate performance obligations, and ⑤ Recognize the revenue as each performance obligation is satisfied. However, the Company recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points ("points") and other components of fee and commission income. The Company provides rewards in various forms including discounts on credit settlements and gifts. The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

(q) Finance income and finance costs

The Company's Finance income and finance costs consist of:
- Interest income;
- Interest expense;
- Dividend income;
- Net income or loss on financial assets measured at fair value through profit or loss;
- Net income or loss on foreign currency transactions;
- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;
- Remeasurement gains on acquirer's previously held equity interest in the acquiree at its acquisition-date fair value;
- Loss of changes in fair value of contingent consideration classified as a financial liability;
- Hedge ineffectiveness recognized in profit or loss; and
- Net reclassified profit or loss on cash flow hedges of interest rate risk and exchange rate risk of borrowings previously recognized in other comprehensive income

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company's right to receive payment is established. In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

3. Material Accounting Policies (continued)

(r) Income taxes

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned nine domestic subsidiaries including the Company. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period. The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Tax uncertainty arises from the Company's claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Company has paid tax according to K-IFRS 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

4. Financial Risk Management

(a) General information of risk management

The Company has exposure to the following risks from its use of financial instruments:
- Credit risk, Liquidity risk, Market risk
This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies, and processes for measuring and managing risk, and the Company's management of capital. Further quantitative disclosures are included throughout these financial statements.

(i) Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk executive team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk, and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits, which encompass the Company's entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Company Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

(iii) Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group's risk dashboard for early detection of risk, regular risk measurement and monitoring systems the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

    1)   Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members (credit ratings). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. Regarding quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implements a countermeasure.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

4. **Financial Risk Management (continued)**

(a) General information of risk management (continued)

2) Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The Enterprise crisis management system consists of a series of crisis response mechanisms, including quantitative crisis recognition through monitoring of crisis assessment indicators, determination of enterprise crisis levels based on quantitative crisis levels and impact analysis, establishment of action plans for each crisis level, and post-implementation review.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators, and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of six stages, Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systematically.

(v) Evaluation process

The Company sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company's internal information, external information from Credit Bureaus, and personal information in the application form. The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus' credit ratings.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(v) Evaluation process (continued)

The Company utilizes customer transaction records with Shinhan Financial Group's subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers. The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group's subsidiaries. The Company operates a management system which enables the Company to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi) Credit Scoring System

The Company's Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder's credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder's credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers' credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers' and portfolios' risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. Additionally, for applicants who are long-term customers of Shinhan Financial Group and have excellent creditworthiness, separate screening criteria are applied. In addition, the Company uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency probability of card members, and the Company uses it to monitor members and monitor portfolio risk exposures.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II. The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company's maximum exposure to credit risk. Exposure to credit risk of the Company as of December 31, 2024 and 2023 are as follows. Cash held by the Company is excluded.

		2024	2023
Due from banks and credit card receivables at amortized cost and other (*)			
Banks	₩	765,525	493,157
Retail		5,408,405	5,924,199
Government/Public section /Central bank		1,135	988
Corporations		3,093,000	2,869,163
Credit card receivables Card		27,382,660	26,568,453
		36,650,725	35,855,960
Financial assets at FVTPL			
Debt securities		20,633	15,099
Beneficiary certificates		1,051,308	1,483,973
		1,071,941	1,499,072
Financial assets at FVOCI			
Debt securities		322,836	318,572
Derivative financial assets		460,365	147,690
Other assets (*)			
Other financial assets		835,219	1,192,888
	₩	39,341,086	39,014,182

(*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

As of December 31, 2024 and 2023, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,240,054 million, and ₩91,226,285 million, respectively. As of December 31, 2024 and 2023, the balance of the borrowing guarantee we provided to the subsidiary are ₩809,772 million and ₩501,947 million. As of December 31, 2024 and 2023, the securities purchase agreement signed by the Company are ₩77,945 million and ₩106,726 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Details of the financial instruments based on measurement method of loss allowance by internal credit rating as of December 31, 2024 and 2023 are as follows:

	2024							
	12-month ECLs measurement		**Lifetime ECLs measurement**		**Impaired assets**	**Subtotal**	**Allowance for doubtful accounts**	**Total**
	Prime	**Normal**	**Prime**	**Normal**	**Impaired**			
Due from banks and credit card receivables at amortized cost, etc.								
Banks ₩	765,525	-	-	-	-	765,525	-	765,525
Retail	4,187,296	784,526	231,179	228,660	68,194	5,499,855	(91,450)	5,408,405
Government /public section /central bank	462	633	-	46	-	1,141	(6)	1,135
Corporations	1,151,838	1,818,063	13,581	139,934	25,006	3,148,422	(55,422)	3,093,000
Card receivable	21,605,862	2,679,451	1,169,176	2,420,585	628,249	28,503,323	(1,120,662)	27,382,661
	27,710,983	5,282,673	1,413,936	2,789,225	721,449	37,918,266	(1,267,540)	36,650,726
Financial assets at FVOCI								
Debt securities (*)	322,836	-	-	-	-	322,836	-	322,836
₩	28,033,819	5,282,673	1,413,936	2,789,225	721,449	38,241,102	(1,267,540)	36,973,562

(*) The provision for credit loss allowance of financial assets at FVOCI recognized as other comprehensive income as of December 31, 2024 is ₩285 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card receivables at amortized cost and other by internal credit rating as of December 31, 2024 and 2023 are as follows (continued):

		2023							
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	**Normal**	**Prime**	**Normal**	**Impaired**			
Due from banks and credit card receivables at amortized cost, etc.									
Banks	₩	493,157	-	-	-	-	493,157	-	493,157
Retail		4,646,070	882,850	226,200	208,326	51,189	6,014,635	(90,437)	5,924,198
Government /public section /central bank		143	781	-	77	-	1,001	(14)	987
Corporations		863,446	1,882,627	1,329	157,413	6,083	2,910,898	(41,734)	2,869,164
Card receivable		20,574,259	2,404,136	1,506,596	2,585,311	630,286	27,700,588	(1,132,134)	26,568,454
		26,577,075	5,170,394	1,734,125	2,951,127	687,558	37,120,279	(1,264,319)	35,855,960
Financial assets at FVOCI									
Debt securities (*)		318,572	-	-	-	-	318,572	-	318,572
	₩	26,895,647	5,170,394	1,734,125	2,951,127	687,558	37,438,851	(1,264,319)	36,174,532

(*) The provision for credit loss allowance of financial assets at FVOCI recognized as other comprehensive income as of December 31, 2023 is ₩132 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method (continued)

Details of the off-balance item based on measurement method of loss allowance by internal credit rating as of December 31, 2024 and 2023 are as follows:

		2024			
		Prime	**Normal**	**Impaired**	**Total**
Financial guarantee					
12-month expected credit loss	₩	809,772	-	-	809,772
Loan commitments and other credit related liabilities					
12-month expected credit loss		87,712,722	2,525,436	-	90,238,158
Lifetime expected credit loss		381,105	693,696	-	1,074,801
Impaired financial asset		-	-	5,040	5,040
		88,093,827	3,219,132	5,040	91,317,999
	₩	88,903,599	3,219,132	5,040	92,127,771

		2023			
		Prime	**Normal**	**Impaired**	**Total**
Financial guarantee					
12-month expected credit loss	₩	501,947	-	-	501,947
Loan commitments and other credit related liabilities					
12-month expected credit loss		87,211,402	2,089,173	-	89,300,575
Lifetime expected credit loss		1,067,682	960,999	-	2,028,681
Impaired financial asset		-	-	3,754	3,754
		88,279,084	3,050,172	3,754	91,333,010
	₩	88,781,031	3,050,172	3,754	91,834,957

In the case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public section/central banks are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows:

		2024								
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost, etc.										
Banks	₩	765,525	-	-	-	-	-	-	-	765,525
Retail		5,397,644	674	41	136	12	150	8,228	1,520	5,408,405
Government/Public section/Central bank		1,135	-	-	-	-	-	-	-	1,135
Corporations		2,931,300	-	-	-	-	161,700	-	-	3,093,000
Card receivable		27,302,378	11,154	416	2,930	294	2,607	42,130	20,751	27,382,660
		36,397,982	11,828	457	3,066	306	164,457	50,358	22,271	36,650,725
Securities at fair value through profit or loss		1,071,941	-	-	-	-	-	-	-	1,071,941
Securities at fair value through other comprehensive income		322,836	-	-	-	-	-	-	-	322,836
		37,792,759	11,828	457	3,066	306	164,457	50,358	22,271	38,045,502
Off-balance accounts										
Guarantees		-	-	-	-	-	124,055	-	685,717	809,772
Loan commitments and other liabilities related credit		91,079,369	38,741	1,312	13,048	987	6,843	120,202	57,497	91,317,999
	₩	91,079,369	38,741	1,312	13,048	987	130,898	120,202	743,214	92,127,771

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows:

		2023								
		Korea	**USA**	**UK**	**Japan**	**Germany**	**Vietnam**	**China**	**Other**	**Total**
Due from banks and credit card receivables at amortized cost, etc.										
Banks	₩	493,157	-	-	-	-	-	-	-	493,157
Retail		5,914,204	946	56	158	20	189	7,375	1,251	5,924,199
Government/Public section/Central bank		988	-	-	-	-	-	-	-	988
Corporations		2,727,417	-	-	-	-	141,746	-	-	2,869,163
Card receivable		26,495,427	10,319	362	2,241	252	2,171	39,056	18,625	26,568,453
		35,631,193	11,265	418	2,399	272	144,106	46,431	19,876	35,855,960
Securities at fair value through profit or loss		1,499,072	-	-	-	-	-	-	-	1,499,072
Securities at fair value through other comprehensive income		318,572	-	-	-	-	-	-	-	318,572
		37,448,837	11,265	418	2,399	272	144,106	46,431	19,876	37,673,604
Off-balance accounts										
Guarantees		-	-	-	-	-	182,504	-	319,443	501,947
Loan commitments and other liabilities related credit		91,121,139	35,955	1,151	11,876	876	5,214	105,559	51,241	91,333,011
	₩	91,121,139	35,955	1,151	11,876	876	187,718	105,559	370,684	91,834,958

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows:

Classification		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Others	Retail customers	Total
2024										
Due from banks and credit card receivables at amortized cost:										
Banks	₩	765,525	-	-	-	-	-	-	-	765,525
Retail		-	-	-	-	-	-	-	5,408,405	5,408,405
Government/public section/central bank		-	-	-	-	-	-	1,135	-	1,135
Corporations		459,401	218,733	355,798	402,276	137,443	7,258	1,512,091	-	3,093,000
Card receivable		100,658	322,026	282,591	64,804	47,162	12,834	1,177,195	25,375,390	27,382,660
		1,325,584	540,759	638,389	467,080	184,605	20,092	2,690,421	30,783,795	36,650,725
Securities at FVTPL		-	-	-	-	-	-	1,071,941	-	1,071,941
Securities at FVOCI		-	-	-	-	-	-	322,836	-	322,836
		1,325,584	540,759	638,389	467,080	184,605	20,092	4,085,198	30,783,795	38,045,502
Off-balance accounts										
Guarantees		809,772	-	-	-	-	-	-	-	809,772
Loan commitments and other liabilities related to credit		271,850	760,450	548,123	305,088	186,125	74,703	2,393,832	86,777,828	91,317,999
	₩	1,081,622	760,450	548,123	305,088	186,125	74,703	2,393,832	86,777,828	92,127,771

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows:

Classification		Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Others	Retail customers	Total
2023										
Due from banks and credit card receivables at amortized cost:										
Banks	₩	493,157	-	-	-	-	-	-	-	493,157
Retail		-	-	-	-	-	-	-	5,924,199	5,924,199
Government/public section/central bank		-	-	-	-	-	-	988	-	988
Corporations		424,123	283,216	377,307	179,708	155,370	7,578	1,441,861	-	2,869,163
Card receivable		76,923	274,326	279,160	70,624	41,748	12,618	937,112	24,875,942	26,568,453
		994,203	557,542	656,467	250,332	197,118	20,196	2,379,961	30,800,141	35,855,960
Securities at FVTPL		-	-	-	-	-	-	1,499,072	-	1,499,072
Securities at FVOCI		-	-	-	-	-	-	318,572	-	318,572
		994,203	557,542	656,467	250,332	197,118	20,196	4,197,605	30,800,141	37,673,604
Off-balance accounts										
Guarantees		501,947	-	-	-	-	-	-	-	501,947
Loan commitments and other liabilities related to credit		296,961	736,782	539,947	224,246	142,887	73,173	1,987,362	87,331,653	91,333,011
	₩	798,908	736,782	539,947	224,246	142,887	73,173	1,987,362	87,331,653	91,834,958

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(v) Reflection of forward-looking information

The Company reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Company utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Company reflects the future macroeconomic situation reflecting the weights calculated by the Company in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Company estimates based on its business plan and management strategy.

The Company analysed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the uncertain economic situation, the Company reviewed three scenarios: upside, central and downside, and reflected the final forward-looking information.

Major macroeconomic variables (*)	Correlation between credit risks
GDP	Negative correlation
Government consumption	Negative correlation
Facility investment	Negative correlation
Apartment sales transaction price index (Seoul)	Negative correlation
Government bond 3y yields (%)	Negative correlation
Government bond 10y yields (%)	Negative correlation
KRW/USD exchange rate	Positive correlation

(*) In addition to the above table, the forecast for the composite stock index was additionally selected.

The predicted correlation between the macroeconomic variables used by the Company and the risk of default is derived based on long-term data over the past 10 years.

When estimating the default rate considering future economic prospects, the recent actual default rate is an important reference. Although various economic indicators deteriorated, the actual measurement default rate of the Company is being maintained stably.

The Company has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant the sensitivity analysis according to the impact on the Company's expected credit loss provision is as follows.

Scenarios	100% Assumption	Difference to book amount
Upside	₩ 1,399,231	₩ (79,085)
Central	1,445,650	(32,666)
Downside	1,514,382	36,068

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Company will incur in the process of financing high interest rates or disposing of invested assets in order to meet its obligations. The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and outflows.

The Company sets the goal of "month-end liquidity" as the liquidity level at which the Company could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky. The Company has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2024 and 2023 are as follows: Such undiscounted contractual cash flows differ from the discounted amount included in the separate statements of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
2024								
Assets:								
Cash and due from banks (*1)	₩	765,370	-	-	-	-	-	765,370
Credit card receivables at amortized cost and other		12,075,381	6,910,450	4,372,135	4,972,976	9,715,544	1,875,668	39,922,154
Financial assets at FVTPL		1,014,436	-	-	-	30,499	41,203	1,086,138
Financial assets at FVOCI		322,836	-	-	-	-	55,694	378,530
Other financial assets		798,547	10,478	6,349	16,696	33,988	-	866,058
	₩	14,976,570	6,920,928	4,378,484	4,989,672	9,780,031	1,972,565	43,018,250
Liabilities:								
Borrowings	₩	11,276	727,419	556,418	3,633,874	4,584,867	-	9,513,854
Debentures		901,640	1,254,052	1,046,253	2,274,284	16,808,658	374,878	22,659,765
Other financial liabilities		2,941,971	4,877	-	-	881,676	969	3,829,493
	₩	3,854,887	1,986,348	1,602,671	5,908,158	22,275,201	375,847	36,003,112
Off-balance items (*2):								
Guarantees	₩	809,772	-	-	-	-	-	809,772
Securities purchase agreement		77,945	-	-	-	-	-	77,945
Credit card unused credit commitments		91,240,054	-	-	-	-	-	91,240,054
	₩	92,127,771	-	-	-	-	-	92,127,771

(*1) Restricted due from banks as of December 31, 2024 are excluded.

(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk (continued)

(i) Maturity analysis of non-derivative financial instruments (continued)

		2023						
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Assets:								
Cash and due from banks (*1)	₩	493,021	-	-	-	-	-	493,021
Credit card receivables at amortized cost and other		12,040,743	6,584,647	4,251,354	4,696,601	9,942,209	1,773,431	39,288,985
Financial assets at FVTPL		1,513,207	-	-	-	-	-	1,513,207
Financial assets at FVOCI		318,572	-	-	-	-	75,407	393,979
Other financial assets		1,158,120	10,838	4,881	10,048	39,369	-	1,223,256
	₩	15,523,663	6,595,485	4,256,235	4,706,649	9,981,578	1,848,838	42,912,448
Liabilities:								
Borrowings	₩	13,102	230,819	835,842	1,486,379	7,841,074	-	10,407,216
Debentures		820,490	1,144,808	1,918,990	3,318,846	13,137,253	336,668	20,677,055
Other financial liabilities		3,373,639	-	2,715	-	1,266,567	969	4,643,890
	₩	4,207,231	1,375,627	2,757,547	4,805,225	22,244,894	337,637	35,728,161
Off-balance items (*2):								
Guarantees	₩	501,947	-	-	-	-	-	501,947
Securities purchase agreement		106,726	-	-	-	-	-	106,726
Credit card unused credit commitments		91,226,285	-	-	-	-	-	91,226,285
	₩	91,834,958	-	-	-	-	-	91,834,958

(*1) Restricted due from banks as of December 31, 2023 are excluded.
(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk (continued)

(ii) Maturity analysis of derivatives financial instruments

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2024 and 2023 are as follows.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
		2024						
Net settlement cash outflow	₩	333	353	427	26	2,248	-	3,387
Gross settlement cash inflow		11,451	476,981	17,810	616,841	1,678,958	-	2,802,041
Gross settlement cash outflow		(7,908)	(376,725)	(11,801)	(478,741)	(1,414,805)	-	(2,289,980)
	₩	3,876	100,609	6,436	138,126	266,401	-	515,448

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
		2023						
Net settlement cash outflow	₩	1,343	699	1,637	2,333	6,866	1,052	13,930
Gross settlement cash inflow		6,447	5,772	6,207	18,427	1,884,031	-	1,920,884
Gross settlement cash outflow		(5,724)	(3,445)	(4,875)	(13,945)	(1,688,456)	-	(1,716,445)
	₩	2,066	3,026	2,969	6,815	202,441	1,052	218,369

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Company hedges 100% cash flows of foreign currency liabilities with currency rate swaps. Stock price risk is exposed only to equity securities denominated in KRW among equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle. The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Company's assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2024 and 2023 that are exposed to the respective risks:

		2024			
		Average	**High**	**Low**	**December 31**
Interest rate risk	₩	6,952	11,377	4,076	5,001

		2023			
		Average	**High**	**Low**	**December 31**
Interest rate risk	₩	6,694	9,702	4,376	7,203

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(ii) VaR and EaR management from non-trading positions

1) Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk. The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Company calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rate EaR is computed using interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation, and also applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. However, interest rate shock was not applied for financial assets with low sensitivity from a conservative point of view.

Interest rate VaR and EaR of non-trading positions as of December 31, 2024 and 2023 are as follows:

		2024	2023
Interest rate VaR	₩	990,898	952,836
Interest rate EaR		598,588	591,297

2) Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024 (Currency Unit: In millions of USD, AUD, KZT, IDR, MMK, VND)													KRW Equivalent
		USD		AUD		KZT		IDR		MMK		VND			
		USD	KRW	AUD	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW		
Assets															
Cash	₩	-	2	-	-	-	-	-	-	-	-	-	-		2
Deposit		-	14	-	-	-	-	-	-	-	-	-	-		14
Loans		110	161,700												161,700
Securities at FVTPL		23	33,413	-	-	-	-	-	-	-	-	-	-		33,413
Securities at FVOCI		3	4,563	-	-	-	-	-	-	-	-	-	-		4,563
Other financial assets		1	1,442												1,442
		137	201,134	-	-	-	-	-	-	-	-	-	-		201,134
Liabilities															
Debentures		(1,786)	(2,626,104)	-	-	-	-	-	-	-	-	-	-		(2,626,104)
Borrowings		(430)	(632,100)	-	-	-	-	-	-	-	-	-	-		(632,100)
Other financial liabilities		(1)	(802)	-	-	-	-	-	-	-	-	-	-		(802)
		(2,217)	(3,259,006)	-	-	-	-	-	-	-	-	-	-		(3,259,006)
On-balance exposure		(2,080)	(3,057,872)	-	-	-	-	-	-	-	-	-	-		(3,057,872)
Off-balance items															
Derivative		1,920	2,822,400	300	274,104	-	-	-	-	-	-	-	-		3,096,504
Financial guarantee		(266)	(391,167)	-	-	(38,190)	(106,932)	(1,925,000)	(175,368)	(17,500)	(12,250)	(2,150,000)	(124,055)		(809,772)
Off-balance derivative exposure		1,654	2,431,233	300	274,104	(38,190)	(106,932)	(1,925,000)	(175,368)	(17,500)	(12,250)	(2,150,000)	(124,055)		2,286,732
Net position	₩	(426)	(626,639)	300	274,104	(38,190)	(106,932)	(1,925,000)	(175,368)	(17,500)	(12,250)	(2,150,000)	(124,055)		(771,140)

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk (continued)

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows:

| | | 2023 (Currency Unit: In millions of USD, AUD, KZT, IDR, MMK, VND) | | | | | | | | | | | | KRW Equivalent |
| | | USD | | AUD | | KZT | | IDR | | MMK | | VND | | |
		USD	KRW	AUD	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	
Assets														
Cash	₩	-	6	-	-	-	-	-	-	-	-	-	-	6
Deposit		-	53	-	-	-	-	-	-	-	-	-	-	53
Securities at FVTPL		23	29,453	-	-	-	-	-	-	-	-	-	-	29,453
Securities at FVOCI		23	29,338	-	-	-	-	-	-	-	-	-	-	29,338
		46	58,850	-	-	-	-	-	-	-	-	-	-	58,850
Liabilities														
Debentures		(1,100)	(1,418,340)	-	-	-	-	-	-	-	-	-	-	(1,418,340)
Borrowings		(430)	(554,442)	-	-	-	-	-	-	-	-	-	-	(554,442)
Other financial liabilities		-	(16)	-	-	-	-	-	-	-	-	-	-	(16)
		(1,530)	(1,972,798)	-	-	-	-	-	-	-	-	-	-	(1,972,798)
On-balance exposure		(1,484)	(1,913,948)	-	-	-	-	-	-	-	-	-	-	(1,913,948)
Off-balance items														
Derivative		1,420	1,830,948	-	-	-	-	-	-	-	-	-	-	1,830,948
Financial guarantee		(110)	(142,092)	(4,200)	(38,332)	(23,340)	(66,286)	(1,200,000)	(100,320)	(17,500)	(10,745)	(2,710,000)	(144,172)	(501,947)
Off-balance derivative exposure		1,310	1,688,856	(4,200)	(38,332)	(23,340)	(66,286)	(1,200,000)	(100,320)	(17,500)	(10,745)	(2,710,000)	(144,172)	1,329,001
Net position	₩	(174)	(225,092)	(4,200)	(38,332)	(23,340)	(66,286)	(1,200,000)	(100,320)	(17,500)	(10,745)	(2,710,000)	(144,172)	(584,947)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(e) Capital risk management

The Company has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Company's objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company's credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and the Company complied with the regulatory requirement for the adjusted equity capital ratio.

5. Significant Estimates and Judgments

The preparation of financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions. Management's estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a) Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b) Allowance for doubtful accounts

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Company's management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii) Collectively assessed loan allowance

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical methods of historical trends of the probability of default, and the loss rate at default, adjusted for management's judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical methods. In adjusting the future cash flow by historical methods, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

5. **Significant Estimates and Judgments (continued)**

(c) Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d) Net defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e) Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or an independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)
- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)
- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

	Fair value measurement methods
Financial assets at FVTPL	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty's credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.
Derivative assets	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty's credit risk and discounted by the appropriate rate such as a risk-free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.
Financial assets at FVOCI	In case that the market of a financial instrument is active, fair value is established at the closing quoted price at the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair values are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2024 and 2023 are summarized as follows:

		2024			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Beneficiary certificates at FVTPL	₩	-	1,000,238	51,070	1,051,308
Debt securities at FVTPL		-	-	20,633	20,633
Equity securities at FVTPL		-	-	14,197	14,197
Derivative financial assets for hedging		-	460,365	-	460,365
Equity securities at FVOCI		-	-	55,694	55,694
Debt securities at FVOCI		288,108	34,728	-	322,836
	₩	288,108	1,495,331	141,594	1,925,033
Financial liabilities					
Derivative financial liabilities for hedging		-	6,099	-	6,0999
	₩	-	6,099	-	6,099

		2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Beneficiary certificates at FVTPL	₩	-	1,440,530	43,443	1,483,973
Debt securities at FVTPL		-	-	15,099	15,099
Equity securities at FVTPL		-	-	14,135	14,135
Derivative financial assets for hedging		-	147,690	-	147,690
Equity securities at FVOCI		-	-	75,407	75,407
Debt securities at FVOCI		281,650	36,922	-	318,572
	₩	281,650	1,625,142	148,084	2,054,876
Financial liabilities					
Derivative financial liabilities for hedging		-	229	-	229
	₩	-	229	-	229

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2024 and 2023 are as follows:

		2024				
		Beneficial certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2024	₩	43,443	15,099	14,135	75,407	148,084
Net gain or loss on valuation of financial assets at FVTPL(*)		3,985	(910)	(426)	-	2,649
Net changes in the unrealized fair value of FVOCI		-	-	-	(17,913)	(17,913)
Acquisition		9,202	6,564	500	200	16,466
Disposal		(5,560)	(120)	(12)	(2,000)	(7,692)
Balance at December 31, 2024	₩	51,070	20,633	14,197	55,694	141,594

		2023				
		Beneficial certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2023	₩	10,837	9,924	7,985	72,778	101,524
Net gain or loss on valuation of financial assets at FVTPL(*)		(1,124)	(456)	6,472	-	4,892
Net changes in the unrealized fair value of FVOCI		-	-	-	2,629	2,629
Acquisition		35,325	6,106	1,472	-	42,903
Disposal		(1,595)	(475)	(1,794)	-	(3,864)
Balance at December 31, 2023	₩	43,443	15,099	14,135	75,407	148,084

(*) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2023 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in level 3 of the fair value hierarchy (continued)

		2024	
		Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net gain on financial assets at fair value through profit or loss	₩	2,649	2,637

		2023	
		Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net gain on financial assets at fair value through profit or loss	₩	4,892	4,892

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2024 and 2023 are as follows:

	Valuation Techniques	Type of financial instruments	Book value	Significant unobservable inputs
		2024		
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩ 1,000,238	Interest rate
Derivative financial assets	Discounted cash flow	Interest and currency swap	460,365	Discount rate, Interest rate, Exchange rate etc.
Financial assets at FVOCI	Option model	Debt securities	34,728	Discount rate, Interest rate, etc.
			₩ 1,495,331	
Derivative financial liabilities	Discounted cash flow	Interest and currency swap	6,099	Discount rate, Interest rate, Exchange rate etc.

	Valuation Techniques	Type of financial instruments	Book value	Significant unobservable inputs
		2023		
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩ 1,440,530	Interest rate
Derivative financial assets	Discounted cash flow	Interest and currency swap	147,690	Discount rate, Interest rate, Exchange rate etc.
Financial assets at FVOCI	Option model	Debt securities	36,922	Discount rate, Interest rate, etc.
			₩ 1,625,142	
Derivative financial liabilities	Discounted cash flow	Interest and currency swap	229	Discount rate, Interest rate, Exchange rate etc.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2024 and 2023 are as follows:

	Valuation techniques	Type of financial instruments	2024 Book value	Significant unobservable inputs	Range of estimates for unobservable inputs
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩ 51,070	Discount rate	6.54 ~9.10%
		Debt securities	20,633	Growth rate	0%
		Equity securities	14,197		
Financial assets at FVOCI	Discounted cash flow, etc.	Equity securities	55,694	Discount rate Growth rate	7.31%~14.30% 0%,
			₩ 141,594		

	Valuation techniques	Type of financial instruments	2023 Book value	Significant unobservable inputs	Range of estimates for unobservable inputs
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩ 43,443	Discount rate	10.21 ~16.38%
		Debt securities	15,099	Growth rate	0%
		Equity securities	14,135		
Financial assets at FVOCI	Discounted cash flow, etc.	Equity securities	75,407	Discount rate Growth rate, Value of underlying assets	9.95%~17.54%, 0%, 27.84%
			₩ 148,084		

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

	2024	
Type of financial instrument	Favorable change	Unfavorable change
Financial assets at FVTPL (*1) (*2)	₩ 118	(70)
Financial assets at FVOCI (*2)	8,953	(5,544)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset(-10~10%p) or correlations.
(*2) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (-1%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

	Fair value measurement methods
Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.
Credit card receivables at amortized cost and other	Fair value of credit card receivables measured at amortized cost and other is present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.
Other financial assets	Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.
Borrowings	Carrying amount is used as approximation of fair value for short-term borrowings including call money. Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company's credit ratings.
Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company's credit ratings.
Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company's credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2023 are as follows:

			2024			
			Carrying amount			
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total	Fair value
Financial assets						
Cash	₩	2	-	-	2	2
Deposits		765,404	-	-	765,404	765,403
Credit card receivables		28,542,800	(39,478)	(1,120,662)	27,382,660	27,855,870
Loans		3,315,205	572	(64,432)	3,251,345	3,296,193
Installment assets		3,524,066	20,204	(50,694)	3,493,576	3,517,740
Lease assets		1,790,546	(1,052)	(31,754)	1,757,740	1,766,596
Other assets		866,058	(2,789)	(28,050)	835,219	835,294
	₩	38,804,081	(22,543)	(1,295,592)	37,485,946	38,037,098
Financial liabilities						
Borrowings	₩	9,262,712	(116,620)	-	9,146,092	9,123,403
Debentures in won		18,254,000	(12,027)	-	18,241,973	18,451,489
Debentures in foreign currency		2,626,104	(9,377)	-	2,616,727	2,610,316
Other liabilities		3,829,493	(72,717)	-	3,756,776	3,757,472
	₩	33,972,309	(210,741)	-	33,761,568	33,942,680

			2023			
			Carrying amount			
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total	Fair value
Financial assets						
Cash	₩	6	-	-	6	6
Deposits		493,051	-	-	493,051	493,051
Credit card receivables		27,740,103	(39,516)	(1,132,134)	26,568,453	27,008,203
Loans		3,594,394	3,775	(72,216)	3,525,953	3,578,578
Installment assets		3,545,341	26,352	(44,978)	3,526,715	3,519,079
Lease assets		1,757,560	(781)	(14,991)	1,741,788	1,737,639
Other assets		1,223,257	(3,234)	(27,135)	1,192,888	1,192,816
	₩	38,353,712	(13,404)	(1,291,454)	37,048,854	37,529,372
Financial liabilities						
Borrowings	₩	9,984,923	(245,174)	-	9,739,749	9,600,834
Debentures in won		17,880,000	(9,997)	-	17,870,003	17,834,197
Debentures in foreign currency		1,418,340	(5,915)	-	1,412,425	1,400,926
Other liabilities		4,643,625	(80,238)	-	4,563,386	4,556,787
	₩	33,926,888	(341,324)	-	33,585,563	33,392,744

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separated statements of financial position as of December 31, 2024 and 2023 are as follows:

		2024			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	2	-	-	2
Deposits		-	765,403	-	765,403
Credit card receivables		-	-	27,855,870	27,855,870
Loans		-	-	3,296,193	3,296,193
Installment assets		-	-	3,517,740	3,517,740
Lease assets		-	-	1,766,596	1,766,596
Other assets		-	-	835,294	835,294
	₩	2	765,403	37,271,693	38,037,098
Financial liabilities:					
Borrowings	₩	-	-	9,123,403	9,123,403
Debentures in won		-	-	18,451,489	18,451,489
Debentures in foreign currency		-	-	2,610,316	2,610,316
Other liabilities		-	-	3,757,472	3,757,472
	₩	-	-	33,942,680	33,942,680

		2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	6	-	-	6
Deposits		-	493,051	-	493,051
Credit card receivables		-	-	27,008,203	27,008,203
Loans		-	-	3,578,578	3,578,578
Installment assets		-	-	3,519,079	3,519,079
Lease assets		-	-	1,737,639	1,737,639
Other assets		-	-	1,192,816	1,192,816
	₩	6	493,051	37,036,315	37,529,372
Financial liabilities:					
Borrowings	₩	-	-	9,600,834	9,600,834
Debentures in won		-	-	17,834,197	17,834,197
Debentures in foreign currency		-	-	1,400,926	1,400,926
Other liabilities		-	-	4,556,787	4,556,787
	₩	-	-	33,392,744	33,392,744

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. Categories of Financial Instruments

(a) The carrying amounts of the categories of financial assets as of December 31, 2024 and 2023 are summarized as follows:

		2024				
		Financial assets at FVTPL	**Financial assets at amortized cost**	**Financial assets at FVOCI**	**Derivative for hedge**	**Total**
Cash and due from banks	₩	-	765,406	-	-	765,406
Financial assets at FVTPL		1,086,138	-	-	-	1,086,138
Derivative assets		-	-	-	460,365	460,365
Credit card receivables at amortized cost and other (*)		-	35,885,321	-	-	35,885,321
Financial assets at FVOCI		-	-	378,530	-	378,530
Other financial assets		-	835,219	-	-	835,219
	₩	1,086,138	37,485,946	378,530	460,365	39,410,979

(*) It includes ₩1,757,740 million in financial lease receivables under K-IFRS No. 1116.

		2023				
		Financial assets at FVTPL	**Financial assets at amortized cost**	**Financial assets at FVOCI**	**Derivative for hedge**	**Total**
Cash and due from banks	₩	-	493,057	-	-	493,057
Financial assets at FVTPL		1,513,207	-	-	-	1,513,207
Derivative assets		-	-	-	147,690	147,690
Credit card receivables at amortized cost and other (*)		-	35,362,909	-	-	35,362,909
Financial assets at FVOCI		-	-	393,979	-	393,979
Other financial assets		-	1,192,888	-	-	1,192,888
	₩	1,513,207	37,048,854	393,979	147,690	39,103,730

(*) It includes ₩1,741,787 million in financial lease receivables under K-IFRS No. 1116.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. Categories of Financial Instruments (continued)

(b) The carrying amounts of the categories of financial liabilities as of December 31, 2024 and 2023 are summarized as follows:

		2024		
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative financial liabilities	₩	-	6,099	6,099
Borrowings		9,146,092	-	9,146,092
Debentures		20,858,700	-	20,858,700
Other financial liabilities (*)		3,756,776	-	3,756,776
	₩	33,761,568	6,099	33,767,667

(*) It includes ₩15,999 million of lease liabilities under K-IFRS No. 1116.

		2023		
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative financial liabilities	₩	-	229	229
Borrowings		9,739,749	-	9,739,749
Debentures		19,282,428	-	19,282,428
Other financial liabilities (*)		4,563,386	-	4,563,386
	₩	33,585,563	229	33,585,792

(*) It includes W13,265 million of lease liabilities under K-IFRS No. 1116.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. Categories of Financial Instruments (continued)

(c) Net gains (losses) of categories of financial instruments for the years ended December 31, 2024 and 2023 are as follows:

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
						2024				
Financial assets:										
Financial assets at FVTPL	₩	-	-	-	-	75	-	54,229	54,304	-
Financial assets at amortized cost (*)		2,762,712	-	2,042,575	(1,307,632)	-	(872,018)	173,838	2,799,475	-
Financial assets at FVOCI		10,039	-	-	-	240	(153)	-	10,126	(8,319)
Derivative for hedge		-	-	-	-	-	-	320,735	320,735	(8,808)
		2,772,751	-	2,042,575	(1,307,632)	315	(153)	548,802	4,056,658	(17,127)
Financial liabilities:										
Financial liabilities at amortized cost (*)		-	(988,584)	-	-	-	-	-	(988,584)	-
	₩	2,772,751	(988,584)	2,042,575	(1,307,632)	315	(153)	548,802	3,068,074	(17,127)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with K-IFRS No. 1116 'Leases'

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
						2023				
Financial assets:										
Financial assets at FVTPL	₩	-	-	-	-	45	-	52,120	52,165	-
Financial assets at amortized cost (*)		2,626,776	-	2,039,246	(1,275,435)	-	(816,736)	116,118	2,689,969	-
Financial assets at FVOCI		9,693	-	-	-	337	(35)	-	9,995	12,833
Derivative for hedge		-	-	-	-	-	-	31,434	31,434	(16,245)
		2,636,469	-	2,039,246	(1,275,435)	382	(816,771)	199,672	2,783,563	(3,412)
Financial liabilities:										
Financial liabilities at amortized cost (*)		-	(883,759)	-	-	-	-	-	(883,759)	-
	₩	2,636,469	(883,759)	2,039,246	(1,275,435)	382	(816,771)	199,672	1,899,804	(3,412)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with K-IFRS No. 1116 'Leases'

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. Categories of Financial Instruments (continued)

(d) The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2024 and 2023 are summarized as follows:

		2024			2023		
		Gain on foreign currency transaction	**Loss on foreign currency transaction**	**Net amount**	**Gain on foreign currency transaction**	**Loss on foreign currency transaction**	**Net amount**
Financial assets at amortized cost	₩	86,254	(24,350)	61,904	54,182	(10,588)	43,594
Financial liabilities at amortized cost		876	(341,725)	(340,849)	101	(33,813)	(33,712)
	₩	87,130	(366,075)	(278,945)	54,283	(44,401)	9,882

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

8. Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023 are as follows:

		2024					
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received	
Financial assets:							
Derivatives	₩	460,365	-	460,365	6,099	-	454,266
Financial liabilities:							
Derivatives		6,099	-	6,099	6,099	-	-

		2023					
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received	
Financial assets:							
Derivatives	₩	147,690	-	147,690	-	-	147,690
Financial liabilities:							
Derivatives		229	-	229	-	-	229

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

9. Operating Segments

The Company has a single reportable segment.

(a) Details of revenues by financial service type for the years ended December 31, 2024 and 2023 are as follows:

		2024				
		Credit card	**Installment finance**	**Lease (*)**	**Others**	**Total**
Operating income						
Interest income	₩	2,230,100	170,012	96,981	275,658	2,772,751
Fee and commission income		1,334,673	10,297	649,965	47,640	2,042,575
Other operating income		171,348	159	241	721,653	893,401
	₩	3,736,121	180,468	747,187	1,044,951	5,708,727

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under K-IFRS No. 1116.

		2023				
		Credit card	**Installment finance**	**Lease (*)**	**Others**	**Total**
Operating income						
Interest income	₩	2,137,477	162,397	87,022	249,573	2,636,469
Fee and commission income		1,392,594	10,578	598,978	37,097	2,039,247
Other operating income		113,823	237	182	333,437	447,679
	₩	3,643,894	173,212	686,182	620,107	5,123,395

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under K-IFRS No. 1116.

(b) Revenues from external customers for the years ended December 31, 2024 and 2023 are all attributed to the Republic of Korea, where the Company is domiciled.

(c) There is no single external customer with revenues amount to 10 percent or more of the Company's revenues for the years ended December 31, 2024 and 2023.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

10. Cash and Due from Banks

(a) Details of cash and due from banks as of December 31, 2024 and 2023 are as follows:

		2024	2023
Cash	₩	1	6
Deposits in won:			
Deposits on demand		564,961	361,112
Current deposits		394	81,840
Foreign currency deposits		14	53
Time deposits		200,005	50,005
Deposit for checking accounts		31	31
Others		-	10
	₩	765,406	493,057

(b) Restricted due from banks as of December 31, 2024 and 2023 are as follows:

		2024	2023	Restrictions
Time deposits				
Shinhan Bank	₩	5	5	Pledged as collateral for cash advances
Other deposits				
Woori Bank and others		31	31	Deposit for checking accounts
	₩	36	36	

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

11. Financial Assets at FVTPL

(a) Details of financial assets at FVTPL as of December 31, 2024 and 2023 are as follows and no financial assets are designated as at FVTPL.

		2024	**2023**
Beneficiary certificates	₩	1,051,307	1,483,973
Debt securities		20,633	15,099
Equity securities		14,198	14,135
	₩	1,086,138	1,513,207

(b) Details of gain or loss on financial assets at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		2024	**2023**
Gain on valuation	₩	4,314	7,164
Loss on valuation		(1,604)	(1,806)
Gain on sale		45,270	40,146
Loss on sale		-	(322)
Other income		6,249	6,938
	₩	54,229	52,120

(c) Details of dividend income on financial assets at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		2024	**2023**
Dividend income recognized in assets held at the end of the reporting period			
Equity securities	₩	75	45

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

For the years ended December 31, 2024 and 2023

(In millions of won)

12. Derivatives

(a) Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024			2023		
		Notional amounts	Fair value		Notional amounts	Fair value	
			Assets	Liabilities		Assets	Liabilities
Cash flow hedges:							
Currency swap	₩	3,096,504	454,587	1,173	1,830,948	134,542	-
Interest rate swap		645,700	5,778	4,926	405,700	13,148	229
	₩	3,742,204	460,365	6,099	2,236,648	147,690	229

(b) Gain or loss on derivatives

Gain or loss on derivatives recognized as profit or loss for the years ended December 31, 2024 and 2023 are as follows:

		2024		2023	
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Cash flow hedges:					
Currency swaps	₩	319,338	1,964	33,008	-
Interest rate swaps		(347)	(220)	272	(1,846)
	₩	318,991	1,744	33,280	(1,846)

(c) Gain or Losses on Hedge accounting

Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:				
Interest rate swaps	₩	(11,501)	(347)	(220)
Foreign exchange risk		(467)	(504)	321,806
	₩	(11,986)	(851)	321,586

		2023		
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:				
Interest rate swaps	₩	(17,105)	272	(1,846)
Foreign exchange risk		(4,940)	1,626	31,382
	₩	(22,045)	1,898	29,536

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. Derivatives (continued)

(d) Hedging

i) Purpose of hedging and strategies

The Company is trading derivatives to avoid interest rate risk and exchange risk arising from the assets and liabilities. The Company applies cash flow hedge accounting using interest rate swaps and currency swaps to avoid the risk of fluctuations in cash flows of borrowing liabilities and bonds in won, and bonds in foreign currency due to market interest rates and exchange rate fluctuations.

ii) The nominal amount and the average hedge ratio of hedging instruments over time as of December 31, 2024 and 2023 are as follows.

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
		2024						
Cash flow hedge:								
Currency swap (*)	₩	1,058,400	441,000	1,156,104	-	441,000	-	3,096,504
Interest rate swap		-	25,700	-	320,000	300,000	-	645,700
	₩	1,058,400	466,700	1,156,104	320,000	741,000	-	3,742,204
Average hedge ratio		100%	100%	100%	100%	100%	-	100%
Average price condition-interest rate		-	3.57%	-	2.94%	2.47%	-	2.75%

(*) The average exchange rate for currency swap is USD/KRW 1,206.61.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

ii) The nominal amount and the average hedge ratio of hedging instruments over time as of December 31, 2024 and 2023 are as follows.

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
					2023			
Cash flow hedge:								
Currency swap (*)	₩	-	928,368	386,820	515,760	-	-	1,830,948
Interest rate swap		180,000	-	25,700	-	-	200,000	405,700
	₩	180,000	928,368	412,520	515,760	-	200,000	2,236,648
Average hedge ratio		100%	100%	100%	100%	-	100%	100%
Average price condition-interest rate		1.10%	-	3.57%	-	-	2.52%	1.95%

(*) The average exchange rate for currency swap is USD/KRW 1,158.76.

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

1) The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2024 and 2023 are as follows:

		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
			2024		
Cash flow hedge					
Interest rate swap	₩	3,096,504	454,587	1,173	322,823
Currency swap		645,700	5,778	4,926	(7,335)
	₩	3,742,204	460,365	6,099	315,488

		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
			2023		
Cash flow hedge					
Interest rate swap	₩	1,830,948	134,542	-	27,894
Currency swap		405,700	13,148	229	(10,962)
	₩	2,236,648	147,690	229	16,932

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income.

2) The effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Borrowings and debentures in won	₩	645,678	(7,660)	891
Borrowings and debentures in foreign currency		3,087,127	322,823	(40,627)
	₩	3,732,605	315,163	(39,736)

		2023		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Borrowings and debentures in won	₩	405,484	(11,240)	9,120
Borrowings and debentures in foreign currency		1,824,147	25,441	(40,284)
	₩	2,229,631	14,201	(31,164)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(iv) Cash flow hedge

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2024 and 2023 are as follows:

		2024	**2023**
Recognized in other comprehensive income	₩	309,618	7,492
Reclassified from equity to profit or loss		(321,586)	(29,536)
Deferred tax effect		3,160	5,799
Changes in accumulated other comprehensive income, net	₩	(8,808)	(16,245)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other

(a) Details of credit card receivables at amortized cost and other as of December 31, 2024 and 2023 are as follows:

		2024	2023
Credit card receivables:			
Lump-sum purchases	₩	8,784,103	8,299,805
Installment purchases		7,318,858	7,121,666
Cash advances		1,499,719	1,508,451
Revolving cash advances		68,554	75,808
Revolving purchases		2,451,837	2,608,603
Card loans		8,081,786	7,753,542
Restructured loans		337,943	372,228
Less: Allowance for doubtful accounts		(1,120,662)	(1,132,134)
Present value discount account		(20,822)	(14,577)
Deferred loan origination costs		(18,656)	(24,939)
		27,382,660	26,568,453
Loans:			
General loans		3,015,664	3,118,765
Factoring receivables		137,562	183,448
Others		161,979	292,181
Less: Allowance for doubtful accounts		(64,432)	(72,216)
Add: Present value premium		-	22
Deferred loan origination costs		572	3,753
		3,251,345	3,525,953
Installment financing assets:			
Installment for cars		3,499,447	3,523,845
Installment for others		24,619	21,496
Less: Allowance for doubtful accounts		(50,694)	(44,978)
Present value discount account		(2)	(28)
Add: Deferred loan origination costs		20,206	26,381
		3,493,576	3,526,716
Lease assets:			
Financing lease receivables		1,790,291	1,757,348
Cancelled financing lease receivables		255	211
Less: Allowance for doubtful accounts		(31,754)	(14,991)
Add: Present value premium		19	110
Less: Deferred loan origination fees		(1,071)	(891)
		1,757,740	1,741,787
	₩	35,885,321	35,362,909

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and other for the years ended December 31, 2024 and 2023 are as follows:

		2024			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	31,254,418	4,685,252	687,558	36,627,228
Reclassified to 12 month expected credit losses		563,953	(563,155)	(798)	-
Reclassified to lifetime expected credit losses		(1,357,081)	1,358,848	(1,767)	-
Reclassified to credit-impaired financial assets		(156,088)	(61,619)	217,707	-
Executed (collected)		1,923,051	(1,216,164)	954,694	1,661,581
Write-offs		-	-	(751,753)	(751,753)
Sales		-	-	(384,193)	(384,193)
Ending balance		32,228,253	4,203,162	721,448	37,152,863
Allowance for doubtful accounts		(313,203)	(455,896)	(498,443)	(1,267,542)
Net carrying amount	₩	31,915,050	3,747,266	223,005	35,885,321

		2023			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	31,508,975	4,784,391	521,403	36,814,769
Reclassified to 12 month expected credit losses		558,651	(558,181)	(470)	-
Reclassified to lifetime expected credit losses		(1,353,971)	1,355,447	(1,476)	-
Reclassified to credit-impaired financial assets		(108,999)	(46,333)	155,332	-
Executed (collected)		649,762	(850,072)	883,008	682,698
Write-offs		-	-	(870,239)	(870,239)
Ending balance		31,254,418	4,685,252	687,558	36,627,228
Allowance for doubtful accounts		(288,371)	(492,499)	(483,449)	(1,264,319)
Net carrying amount	₩	30,966,047	4,192,753	204,109	35,362,909

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(c) Changes in allowance for credit card receivables at amortized cost and other for the years ended December 31, 2024 and 2023 are as follows:

		2023			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	288,371	492,499	483,449	1,264,319
Reclassified to 12 month expected credit losses		30,244	(30,033)	(211)	-
Reclassified to lifetime expected credit losses		(24,308)	25,139	(831)	-
Reclassified to credit-impaired financial assets		(2,766)	(5,300)	8,066	-
Provision for credit loss allowance (*)		21,662	(26,409)	1,030,228	1,025,481
Write-off		-	-	(751,752)	(751,752)
Sales		-	-	(276,688)	(276,688)
Amortization of discount		-	-	6,182	6,182
Ending balance	₩	313,203	455,896	498,443	1,267,542

(*) Provision has been increased in response to the future economic recession. The Company recognized additional provision amounting to ₩53,318 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2024.

		2023			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	266,957	500,611	370,904	1,138,472
Reclassified to 12 month expected credit losses		28,629	(28,607)	(22)	-
Reclassified to lifetime expected credit losses		(22,771)	23,662	(891)	-
Reclassified to credit-impaired financial assets		(2,172)	(4,191)	6,363	-
Provision for credit loss allowance (*)		17,728	1,024	969,990	988,742
Write-off		-	-	(870,239)	(870,239)
Amortization of discount		-	-	7,344	7,344
Ending balance	₩	288,371	492,499	483,449	1,264,319

(*) Provision has been increased in response to the future economic recession. The Company recognized additional provision amounting to ₩58,866 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2023.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2024 and 2023 are as follows:

		2024		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	516,346	98,605	417,741
One year to two years		496,047	67,495	428,552
Two years to three years		481,831	34,384	447,447
Three years to four years		300,774	13,035	287,739
Four years to five years		216,018	10,311	205,707
More than five years		3,389	11	3,378
	₩	2,014,405	223,841	1,790,564

		2023		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	779,936	121,501	658,435
One year to two years		386,468	51,605	334,863
Two years to three years		335,680	31,260	304,420
Three years to four years		318,864	9,036	309,828
Four years to five years		155,497	6,421	149,076
More than five years		938	3	935
	₩	1,977,383	219,826	1,757,557

(e) Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	₩	4,304	20,220
New occurrence of deferred loan origination fees		(24,860)	(28,734)
Amortization		21,607	12,818
Ending balance	₩	1,051	4,304

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

14. **Lease Assets**

(a) Details of lease assets as of December 31, 2024 and 2023 are as follows:

| | | 2024 | | | |
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	3,038,555	1,892	8,396	3,048,843
Accumulated depreciation		(914,738)	(135)	-	(914,873)
Book value		2,123,817	1,757	8,396	2,133,970

| | | 2023 | | | |
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,886,297	1,783	3,878	2,891,958
Accumulated depreciation		(809,025)	(121)	-	(809,146)
Book value		2,077,272	1,662	3,878	2,082,812

(b) Future minimum lease payments as lessor under lease assets as of December 31, 2024 and 2023 are as follows:

		2024	2023
Less than one year	₩	584,170	575,487
One year to two years		453,784	459,930
Two years to three years		312,353	320,318
Three years to four years		168,182	177,796
Four years to five years		52,539	55,452
More than five years		329	452
	₩	1,571,357	1,589,435

(c) Changes in operating lease assets for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	₩	2,077,272	1,930,824
Acquisition		740,820	763,778
Disposal		(228,400)	(172,145)
Depreciation		(465,875)	(445,185)
Ending balance	₩	2,123,817	2,077,272

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

15. **Right-of-use Assets and Lease Liabilities**

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
		Buildings	
Beginning balance	₩	14,913	20,606
Acquisition		25,222	22,366
Disposal		(9,710)	(14,016)
Depreciation		(13,068)	(14,043)
Ending balance	₩	17,357	14,913

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
		Buildings	
Beginning balance	₩	13,266	18,720
Acquisition		21,824	17,817
Payments		(10,859)	(9,738)
Termination		(8,956)	(14,357)
Interest expense		725	824
Ending balance	₩	16,000	13,266

(c) Details of maturity of lease liabilities as of December 31, 2024 and 2023 are as follows:

		2024						
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Buildings (*)	₩	1,135	1,523	1,992	3,287	8,589	-	16,526

(*) The amounts are undiscounted.

		2023						
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Buildings (*)	₩	1,012	1,433	1,695	2,800	6,842	10	13,792

(*) The amounts are undiscounted.

(d) The amount of payment for leases of low-value assets are ₩423 million and ₩452 million for the years ended December 31, 2024 and 2023, respectively. There are no short-term leases for the years ended December 31, 2024 and 2023.

(e) The amount of total cash outflow from leases recognized on the separate statements of cash flows are ₩11,282 million and ₩10,191 million and the amount recognized as interest expenses are ₩725 million and ₩824 million for the years ended December 31, 2024 and 2023, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

16. Financial assets at FVOCI

(a) Details of financial assets at FVOCI as of December 31, 2024 and 2023 are as follows:

		2024	2023
Financial assets at FVOCI	₩	378,530	393,979

(b) The fair value of financial assets at FVOCI as of December 31, 2024 and 2023 are follows:

Classification			2024	2023
Debt securities	Government	₩	288,108	281,650
	Corporate and others		34,728	36,922
			322,836	318,572
Equity securities (*)	Stocks		55,694	75,407
		₩	378,530	393,979

(*) The Company has exercised FVOCI option for the purpose of holding the equity securities.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Dividend income recognized in assets held at the end of the reporting period:			
Equity securities	₩	240	337

(d) The changes of financial assets at FVOCI for the years ended December 31, 2024 and 2023, are as follows:

		2024		2023	
		Debt securities	Equity securities	Debt securities	Equity securities
Beginning balance	₩	318,572	75,407	302,693	72,778
Acquisition		16,100	200	-	-
Disposal		(18,908)	(2,000)	-	-
Changes in fair value (other comprehensive income)		6,073	(17,913)	14,794	2,629
Changes in fair value (profit or loss)		999	-	1,085	-
Ending balance	₩	322,836	55,694	318,572	75,407

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

16. Financial Assets at FVOCI (continued)

(e) The changes in the book value of FVOCI debt securities for the years ended December 31, 2024 and 2023 are as follows.

		2024		
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	318,572	-	318,572
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		16,100	-	16,100
Sales		(18,908)	-	(18,908)
Others (*)		7,072	-	7,072
Ending balance	₩	322,836	-	322,836

(*) Included the effects from amortization and fair value adjustments.

		2023		
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	161,494	-	161,494
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		163,513	-	163,513
Others (*)		(22,314)	-	(22,314)
Ending balance	₩	302,693	-	302,693

(*) Included the effects from amortization and fair value adjustments.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

16. Financial Assets at FVOCI (continued)

(f) The changes in the provision for credit loss of FVOCI debt securities for the years ended December 31, 2024 and 2023 are as follows.

		2024		
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	132	-	132
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provision		153	-	153
Ending balance	₩	285	-	285

		2023		
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	98	-	98
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provision		34	-	34
Ending balance	₩	132	-	132

(g) The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2024 are as follows:

		December 31, 2024
		Stocks acquired by investment conversion
Fair value at the date of disposal	₩	2,000
Cumulative net gain (loss) at the time of disposal (*)		1,500

(*) Accumulated valuation gain/loss was transferred to Retained earnings

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

17. Property and Equipment

(a) Details of property and equipment as of December 31, 2024 and 2023 are as follows

		2024				
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	₩	432,770	87,034	382,474	51,987	954,265
Accumulated depreciation		-	(12,287)	(290,979)	(34,630)	(337,896)
Ending balance	₩	432,770	74,747	91,495	17,357	616,369

		2023				
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	₩	432,770	87,034	361,627	41,021	922,452
Accumulated depreciation		-	(10,011)	(268,616)	(26,108)	(304,735)
Ending balance	₩	432,770	77,023	93,011	14,913	617,717

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

		2024				
		Land	Buildings	Others	Right-of use assets	Total
Beginning balance	₩	432,770	77,023	93,011	14,913	617,717
Acquisition		-	-	31,853	25,222	57,075
Disposal		-	-	(1,085)	(9,710)	(10,795)
Depreciation		-	(2,276)	(33,770)	(13,068)	(49,114)
Reclassification		-	-	1,486	-	1,486
Ending balance	₩	432,770	74,747	91,495	17,357	616,369

		2023				
		Land	Buildings	Others	Right-of use assets	Total
Beginning balance	₩	432,770	81,581	89,025	20,606	623,982
Acquisition		-	-	30,670	22,366	53,036
Disposal		-	-	(658)	(14,016)	(14,674)
Depreciation		-	(2,327)	(26,026)	(14,043)	(42,396)
Reclassification		-	(2,231)	-	-	(2,231)
Ending balance	₩	432,770	77,023	93,011	14,913	617,717

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

17. **Property and Equipment (continued)**

(c) Details of insured assets as of December 31, 2024 are as follows:

Type of insurance	Assets covered	Insurance company	Amount covered
Property all risks policy	Buildings, etc.	Hyundai Marine & Fire Insurance Co, Ltd.	₩ 114,528
Business interruption policy			31,749
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd	67,221

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18. **Intangible Assets**

(a) Details of intangible assets as of December 31, 2024 and 2023 are as follows:

		2024			
		Memberships	Development cost	Others	Total
Acquisition cost	₩	16,282	181,999	33,597	231,878
Accumulated amortization		-	(107,807)	(27,429)	(135,236)
Impairment losses		(892)	(336)	-	(1,228)
Ending balance	₩	15,390	73,856	6,168	95,414

		2023			
		Memberships	Development cost	Others	Total
Acquisition cost	₩	17,630	161,033	30,986	209,649
Accumulated amortization		-	(84,288)	(25,626)	(109,914)
Impairment losses		(892)	(336)	-	(1,228)
Ending balance	₩	16,738	76,409	5,360	98,507

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

18. Intangible Assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows, and amortization is included in general administrative expenses.

		Club memberships	Development cost	Others	Total
		2024			
Beginning balance	₩	16,738	76,409	5,360	98,507
Acquisition		1,096	23,551	1,556	26,203
Disposal		(1,444)	-	-	(1,444)
Reclassification		(1,000)	(2,585)	1,055	(2,530)
Amortization		-	(23,519)	(1,803)	(25,322)
Ending balance	₩	15,390	73,856	6,168	95,414

		Club memberships	Development cost	Others	Total
		2023			
Beginning balance	₩	16,044	71,352	2,860	90,256
Acquisition		1,480	26,843	896	29,219
Disposal		(786)	(599)	-	(1,385)
Reclassification		-	(2,876)	2,876	-
Amortization		-	(18,311)	(1,272)	(19,583)
Ending balance	₩	16,738	76,409	5,360	98,507

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. **Investments in Subsidiaries and Others**

(a) Details of investments in subsidiaries as of December 31, 2024 and 2023 are as follows and measured at acquisition cost.

Name of subsidiary	Location	Closing month	December 31, 2024		December 31, 2023	
			Ownership	Carrying amount	Ownership	Carrying amount
Shinhan Card SPC 2021-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2021-2 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2022-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2022-2 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2022-3 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2023-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2024-1 (*1)(*2)	Korea	December	0.5%	-	-	-
Shinhan Card SPC 2024-2 (*1)(*2)	Korea	December	0.5%	-	-	-
Specified money in trusts (*1)(*3) (As of December 31, 2024: 3 cases, as of December 31, 2023: 3 cases)	Korea	December	100%	-	100%	-
Shinhan Credit Information Co., Ltd.	Korea	December	100%	20,354	100%	20,354
Shinhan Finance LLC (*4)	Kazakhstan	December	75%	16,599	100%	16,599
Shinhan Indo Finance	Indonesia	December	76.33%	35,248	76.33%	35,248
Shinhan Microfinance Co., Ltd.	Myanmar	September	100%	-	100%	-
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December	100%	177,661	100%	170,194
				₩ 249,862		₩ 242,395

(*1) The above subsidiaries are structured entities that are designed voting rights or similar rights are not major factors when determining control.

(*2) Although the Controlling Company's ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company's specific business, and the Company holds the majority of the benefits in the structured entities' operations. On the other hand, the Company may choose additional trusts to prevent early repayment of floating rate bonds in violation of the Asset Liquidation Trigger clause.

(*3) Specified money in trusts is presented and recognized as financial assets at fair value through profit or loss in accordance with K-IFRS No. 1109 "Financial instruments".

(*4) During the current period, the Company ownership interest decreased from 100% to 75% due to a third-party allocation of shares in a capital increase

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(b) Change in investment in subsidiaries for the year ended December 31, 2024 are as follows:

Status of change	Name of the subsidiary	Reason
Included	Shinhan card SPC 2024-1	Newly invested subsidiary
Included	Shinhan card SPC 2024-2	Newly invested subsidiary

(c) Condensed financial statements of subsidiaries as of and for the years ended December 31, 2024 and 2023 are as follows:

Name of subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the period	Total comprehensive income (loss)
		2024				
Shinhan Card SPC 2021-1	₩	-	-	-	-	-
Shinhan Card SPC 2021-2		400,123	400,123	-	-	-
Shinhan Card SPC 2022-1		400,291	400,291	-	-	-
Shinhan Card SPC 2022-2		587,553	588,196	(643)	-	409
Shinhan Card SPC 2022-3		365,598	367,727	(2,129)	-	2,879
Shinhan Card SPC 2023-1		342,567	354,153	(11,586)	-	1,732
Shinhan Card SPC 2024-1		804,198	827,481	(23,283)	-	(23,284)
Shinhan Card SPC 2024-2		584,533	588,300	(3,767)	-	(3,767)
Shinhan Credit Information Co., Ltd.		35,676	11,003	24,673	1,765	-
Shinhan Finance LLC		218,824	172,156	46,668	4,897	5,333
Shinhan Indo Finance		221,235	178,391	42,844	3,783	2,947
Shinhan Microfinance Co., Ltd.		12,748	14,532	(1,784)	264	(667)
Shinhan Vietnam Finance Co., Ltd.		592,100	445,198	146,902	(2,689)	108
Specified money in trusts		490,000	-	490,000	29,629	29,629

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. **Investments in Subsidiaries and Others (continued)**

(c) Condensed financial statements of subsidiaries as of and for the years ended December 31, 2024 and 2023 are as follows: (continued)

Name of subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
				2023		
Shinhan Card 2021-1	₩	350,089	350,089	-	-	-
Shinhan Card 2021-2		400,121	400,121	-	-	-
Shinhan card 2022-1		400,287	400,287	-	-	-
Shinhan card 2022-2		521,956	523,007	(1,051)	-	(8,727)
Shinhan card 2022-3		326,926	331,934	(5,008)	-	(2,238)
Shinhan card 2023-1		319,676	332,995	(13,319)	-	(13,319)
Shinhan Credit Information Co., Ltd.		34,033	11,184	22,849	2,590	1,940
Shinhan Finance LLC		168,261	136,715	31,546	6,962	7,449
Shinhan Indo Finance		235,464	198,727	36,737	5,602	4,781
Shinhan Microfinance Co., Ltd.		11,927	13,569	(1,642)	(750)	(1,272)
Shinhan Vietnam Finance Co., Ltd.		631,451	500,485	130,966	(4,065)	(4,421)
Specified money in trusts		570,000	-	570,000	29,728	29,728

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(d) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows:

Investee		2024			
		Beginning balance	Acquisition	Impairment loss	Ending Balance (*)
Shinhan Finance LLC	₩	16,599	-	-	16,599
Shinhan Indo Finance		35,248	-	-	35,248
Shinhan Microfinance Co., Ltd.		-	-	-	-
Shinhan Vietnam Finance Co., Ltd.		170,194	7,467	-	177,661
Shinhan Credit Information Co., Ltd.		20,354	-	-	20,354
	₩	242,395	7,467	-	249,862

Investee		2023			
		Beginning balance	Acquisition	Impairment loss	Ending Balance (*)
Shinhan Finance LLC	₩	16,599	-	-	16,599
Shinhan Indo Finance		35,248	-	-	35,248
Shinhan Microfinance Co., Ltd.		-	-	-	-
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
Shinhan Credit Information Co., Ltd.		20,354	-	-	20,354
	₩	242,395	-	-	242,395

(*) Investments in subsidiaries is accounted for using the cost method on the separate financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(e) Details of investments in associates as of December 31, 2024 and 2023 are as follows:

Name of associates	Location	End of period	Ownership December 31, 2024	Ownership December 31, 2023
Wave Technology	Korea	December	49%	49%
One Shinhan Connect Fund 1	Korea	December	30%	30%
One Shinhan Connect Fund 2	Korea	December	25%	25%
Shinhan Hyper connect venture fund I (*)	Korea	December	25%	25%

(*) It is newly acquired the year ended December 31, 2023.

(f) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows:

Name of associates		Acquisition cost	Beginning balance	2024 Acquisition	Disposal	Ending Balance (*)
Wave Technology	₩	500	500	-	-	500
One Shinhan Connect Fund 1		70,729	70,729	-	-	70,729
One Shinhan Connect Fund 2		6,653	6,653	-	-	6,653
Shinhan hyper connect venture fund I		24,900	11,400	13,500	-	24,900
	₩	102,782	89,282	13,500	-	102,782

(*) Investments in associates are measured at acquisition cost.

Name of associates		Acquisition cost	Beginning balance	2023 Acquisition	Disposal	Ending Balance (*)
Wave Technology	₩	500	500	-	-	500
One Shinhan Connect Fund 1		70,937	70,937	-	(208)	70,729
One Shinhan Connect Fund 2		11,250	11,250	-	(4,597)	6,653
Shinhan hyper connect venture fund I		11,400	-	11,400	-	11,400
	₩	94,087	82,687	11,400	(4,805)	89,282

(*) Investments in associates are measured at acquisition cost.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(g) Condensed financial statements of associates as of and for the years ended December 31, 2024 and 2023 are as follows:

							2024
Name of associates		**Total assets**	**Total liabilities**	**Net assets**	**Profit (loss) for the year**	**Total comprehensive income (loss)**
Wave Technology	₩	550	2	548	85	85
One Shinhan Connect Fund 1		244,820	13	244,807	(5,374)	(5,374)
One Shinhan Connect Fund 2		15,984	3	15,981	(7,441)	(7,441)
Shinhan hyper connect venture fund I		95,767	1	95,766	(2,491)	(2,491)

							2023
Name of associates		**Total assets**	**Total liabilities**	**Net assets**	**Profit (loss) for the year**	**Total comprehensive income (loss)**
Wave Technology	₩	486	24	462	75	75
One Shinhan Connect Fund 1		250,194	13	250,181	(7,490)	(7,490)
One Shinhan Connect Fund 2		23,425	3	23,422	(1,141)	(1,141)
Shinhan hyper connect venture fund I		44,936	679	44,257	(1,343)	(1,343)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

20. **Investment Properties**

(a) Details of Investment properties as of December 31, 2024 and 2023 are as follows:

		2024	2023
Acquisition cost	₩	51,225	51,225
Accumulated depreciation		(5,583)	(4,282)
Ending balance	₩	45,642	46,943

(b) Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
		Building	
Beginning balance	₩	46,943	45,959
Reclassification		-	2,231
Amortization		(1,301)	(1,247)
Ending balance	₩	45,642	46,943

(c) Rental revenue from operating leases arising from investment property during the years ended December 31, 2024 and 2023 is ₩16,466 million and ₩12,130 million, and management expenses directly related to investment property (including maintenance costs) are ₩4,670 and ₩5,013 million.

(d) As of December 31, 2024 and 2023, the fair value of the investment property was ₩61,230 million and ₩63,604 million, and the fair value assessment corresponds to Level 3 in the fair value hierarchy, as it reflects recent market transaction prices based on conditions from independent third-party transactions and incorporates significant unobservable input variables not observable in the market.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

21. **Other Assets**

(a) Other assets as of December 31, 2024 and 2023 are summarized as follows:

		2024	2023
Security deposits paid	₩	75,362	79,488
Present value discount account		(2,789)	(3,234)
Accounts receivable		447,160	836,459
Allowance for doubtful accounts		(12,259)	(12,504)
Accrued income		339,918	305,859
Allowance for doubtful accounts		(15,791)	(14,631)
Advanced payments		148,262	118,668
Prepaid expenses		63,700	47,200
Others (*)		27,122	15,485
	₩	1,070,685	1,372,790

(*) Includes reinsurance asset of ₩2,470 and ₩3,194 million as of December 31, 2024 and 2023, which are classified in accordance with K-IFRS No. 1117.

(b) Changes in allowance for other assets for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	₩	27,135	16,834
Provision for credit loss allowance		42,444	36,381
Write-offs		(41,529)	(26,080)
Ending balance	₩	28,050	27,135

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

22. **Borrowings**

Borrowings as of December 31, 2024 and 2023 are summarized as follows:

	Interest rate (%)		2024	Interest rate (%)		2023
Borrowings in won:						
Others	1.40~5.22	₩	8,630,612	1.16~5.27	₩	9,430,481
Present value discounts account			(116,620)			(245,174)
Borrowings in foreign currency:						
Others	1.53~2.79		632,100	1.53~2.79		554,442
		₩	9,146,092		₩	9,739,749

23. **Debentures**

Debentures as of December 31, 2024 and 2023 are summarized as follows:

	Interest rate (%)		2024	Interest rate (%)		2023
Debentures in won	1.38~6.54	₩	18,254,000	1.22~6.54	₩	17,880,000
Less: discount			(12,027)			(9,997)
			18,241,973			17,870,003
Debentures in foreign currency	1.11~4.22		2,626,104	1.11~2.38		1,418,340
Less: discount			(9,377)			(5,915)
			2,616,727			1,412,425
		₩	20,858,700		₩	19,282,428

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

24. Defined benefit obligations

The Company operates defined benefit pension plans. The level of benefits provided depends on employees' length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a) Defined benefit plan assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Present value of defined benefit obligations	₩	337,898	318,038
Fair value of plan assets (*)		(342,689)	(321,518)
Net defined benefit liabilities (assets)	₩	(4,791)	(3,480)

(*) The fair value of plan assets as of December 31, 2024 and 2023 includes the existing contribution to National Pension Plan of ₩244 million and ₩280 million.

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		Defined benefit obligation	**Plan assets**	**Net defined benefit liabilities**
Beginning balance	₩	318,038	(321,518)	(3,480)
Recognized in profit or loss as incurred:				
Current service cost		18,864	-	18,864
Interest expense (income)		14,599	(14,749)	(150)
		33,463	(14,749)	18,714
Recognized in other comprehensive income:				
Remeasurement loss				
-Actuarial losses				
Demographic assumptions		(96)	-	(96)
Financial assumptions		14,046	-	14,046
Experience adjustments.		(125)	-	(125)
- Return on plan assets		-	2,106	2,106
		13,826	2,106	15,934
Others:				
Contributions paid into the plan		-	(58,964)	(58,964)
Benefits paid by the plan		(28,064)	50,436	22,372
Others (*)		633	-	633
		(27,431)	(8,528)	(35,959)
Ending balance	₩	337,898	(342,689)	(4,791)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

24. Defined benefit obligations (continued)

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023		
		Defined benefit obligation	**Plan assets**	**Net defined benefit liabilities**
Beginning balance	₩	280,197	(316,992)	(36,795)
Recognized in profit or loss as incurred:				
Current service cost		17,087	-	17,087
Interest expense (income)		15,324	(17,373)	(2,049)
		32,411	(17,373)	15,038
Recognized in other comprehensive income:				
Remeasurement loss				
-Actuarial losses				
Demographic assumptions		-	-	-
Financial assumptions		20,900	-	20,900
Experience adjustments.		5,685	-	5,685
- Return on plan assets		-	2,323	2,323
		26,585	2,323	28,908
Others:				
Contributions paid into the plan		-	(10,000)	(10,000)
Benefits paid by the plan		(20,895)	20,524	(371)
Others (*)		(260)	-	(260)
		(21,155)	10,524	(10,631)
Ending balance	₩	318,038	(321,518)	(3,480)

(*) Transfer from/to related parties.

(c) Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2024 and 2023 are as follows:

		2024	**2023**
Time deposit	₩	342,445	321,238
Others		244	280
Fair value of plan assets	₩	342,689	321,518

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

24. Defined benefit obligations (continued)

(d) Actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate (AA0)	4.09%	4.70%
Future salary increasing rate	2.88% + step-up rate	2.80% + step-up rate
Weighted average maturity	7.20 years	6.90 years

(e) Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2024 are as follows:

	2024	
	Defined benefit obligation	
	Increase	Decrease
Discount rate (1%p movement)	₩ (19,947)	22,088
Future salary increase rate (1%p movement)	22,707	(20,879)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f) Effects of defined benefit plans on future cash flows

The Company reviews the level of accumulation of funds every year and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2025(the next annual reporting period) is ₩ 20,000 million. The weighted average maturity of the defined benefit obligation as of December 31, 2024 and 2023 are 7.20 years and 6.90 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2024 and 2023 are as follows:

	2024					
	Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan ₩	12,020	28,226	96,019	176,726	101,459	414,450

	2023					
	Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan ₩	14,464	21,009	83,659	197,911	132,640	449,683

(g) The amounts recognized as expenses for defined contribution plans are ₩5,312 million and ₩4,366 million for the years ended December 31, 2024 and 2023, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

25. Provisions

(a) Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total
		2024				
Beginning balance	₩	36	202,576	3,572	25,921	232,105
Provision		371	(19,852)	52	47,107	27,678
Payment		(354)	-	(823)	(37,794)	(38,971)
Others (*)		-	-	18	-	18
Ending balance	₩	53	182,724	2,819	35,234	220,830

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total
		2023				
Beginning balance	₩	302	208,417	5,073	23,528	237,320
Provision		(72)	(5,841)	(1,184)	39,123	32,025
Payment		(193)	-	(337)	(36,730)	(37,261)
Others (*)		-	-	20	-	20
Ending balance	₩	36	202,576	3,572	25,921	232,105

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2024 and 2023 are as follows:

		2024	2023
Unused credit commitments	₩	91,240,054	91,226,285
Allowance		182,724	202,576
Ratio (%)		0.20	0.22

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

25. Provisions (continued)

(c) Changes in unused credit commitments for the years ended December 31, 2024 and 2023 are as follows:

		2024			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	104,517	96,359	1,700	202,576
12 month expected credit losses substitution		61,003	(60,863)	(140)	-
Lifetime expected credit losses substitution		(7,224)	7,246	(22)	-
Credit-impaired financial assets substitution		(651)	(1,369)	2,020	-
Provision (reversal) (*)		(31,626)	13,146	(1,372)	(19,852)
Ending balance	₩	126,019	54,519	2,186	182,724

(*) Provision has been increased in response to the future economic recession. The Company recognized additional provision amounting to ₩13,557 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2024.

		2023			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	90,806	115,837	1,774	208,417
12 month expected credit losses substitution		59,758	(59,598)	(160)	-
Lifetime expected credit losses substitution		(8,761)	8,794	(33)	-
Credit-impaired financial assets substitution		(499)	(1,842)	2,341	-
Provision (reversal) (*)		(36,787)	33,168	(2,222)	(5,841)
Ending balance	₩	104,517	96,359	1,700	202,576

(*) Provision has been increased in response to the future economic recession. The Company recognized additional provision amounting to ₩15,530 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2023.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

26. Other Liabilities

(a) Details of other liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Accounts payable	₩	2,129,825	2,648,561
Accrued expenses		307,537	284,740
Advances from customers		171,916	147,818
Unearned revenue		186,761	192,641
Withholdings		684,030	956,850
Security deposits received		817,100	805,321
Present value discount account		(72,191)	(79,712)
Lease liabilities		16,526	13,792
PV discount on lease liabilities		(526)	(526)
Others (*)		309,422	319,644
	₩	4,550,400	5,289,129

(*) Includes point liabilities of ₩284,394 million and ₩294,901 million as of December 31, 2024 and 2023 respectively, which are classified in accordance with K-IFRS No. 1115 and includes insurance liabilities of ₩2,471 and ₩3,194 million as of December 31, 2024 and 2023, which is classified in accordance with K-IFRS No. 1107.

(b) Insurance liabilities

i) Details of insurance liabilities and reinsurance assets as of December 31, 2024 and 2023 are as follows:

		2024	
		Insurance liabilities	**Reinsurance assets**
Debt cancellation & debt suspension	₩	2,471	2,471

		2023	
		Insurance liabilities	**Reinsurance assets**
Debt cancellation & debt suspension	₩	3,194	3,194

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

26. Other Liabilities (continued)

(b) Insurance liabilities (continued)

ii) The income and expenses related to insurance contracts for the years ended December 31, 2024 and 2023 are as follows:

	2024		2023	
	Insurance income	**Insurance service expenses**	**Insurance income**	**Insurance service expenses**
₩	24,718	6,178	28,998	7,943

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. Equity

(a) Equity as of December 31, 2024 and 2023 are summarized as follows:

		2024	2023
Common stock	₩	626,847	626,847
Hybrid bond		699,822	699,822
Capital surplus			
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital surplus		7,944	7,944
		860,592	860,592
Capital adjustments			
Stock options		1,895	1,895
Accumulated other comprehensive loss			
Unrealized gain on valuation of financial assets at FVOCI		10,075	19,893
Effective portion of valuation gain on cash flow hedges		(39,972)	(31,164)
Remeasurements of the net defined benefit obligations		(60,616)	(48,887)
		(90,513)	(60,158)
Retained earnings			
Legal reserve		313,424	313,424
Reserve for credit losses (refer to "Note 28") (*)		863,885	923,457
Voluntary reserve		12,216	12,216
Unappropriated Retained earnings (*)		4,873,970	4,593,022
		6,063,495	5,842,119
	₩	8,162,138	7,971,117

(*) The Company plans to reverse ₩38,423 million to the unappropriated retained earnings and ₩59,572 million of the unappropriated retained earnings for credit losses for the years ended December 31, 2024 and 2023.

(b) Capital and capital surplus

As of December 31, 2024 and 2023, par value of common stock is ₩5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. **Equity (continued)**

(c) Hybrid bond

Hybrid bonds classified as other equity instruments of December 31, 2024 and 2023 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	December 31, 2024
March 17, 2022	KRW	March 17, 2052	4.01%	399,901
February 14, 2023	KRW	February 14, 2053	5.28%	299,921
				699,822

The hybrid bonds above can be repaid early after 5 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition.

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		2024				
		Items subsequently reclassified to profit or loss		Items not subsequently reclassified to profit or loss		
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit plan	Valuation of financial assets at FVOCI	Total
Beginning balance	₩	(7,029)	(31,164)	(48,888)	26,923	(60,158)
Gains (losses) for the current period:						
Changes in fair value		6,073	-	-	(17,913)	(11,840)
Reclassification of gains included in profit:						
Reclassification to the initial book value of the hedged item		-	(321,586)	-	-	(321,586)
Changes in fair value of cash flow hedges		-	309,618	-	-	309,618
Remeasurements of the net defined benefit obligations		-	-	(15,934)	-	(15,934)
Reclassification of OCI		-	-	-	(1,500)	(1,500)
Deferred tax effect		(1,604)	3,160	4,206	5,125	10,887
Ending balance	₩	(2,560)	(39,972)	(60,616)	12,635	(90,513)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows (continued):

		2023				
		Items subsequently reclassified to profit or loss		Items not subsequently reclassified to profit or loss		
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit plan	Valuation of financial assets at FVOCI	Total
Beginning balance	₩	(17,894)	(14,920)	(27,573)	24,955	(35,432)
Gains (losses) for the current period:						
Changes in fair value		14,794	-	-	2,629	17,423
Reclassification of gains included in profit:						
Reclassification to the initial book value of the hedged item		-	(29,533)	-	-	(29,533)
Changes in fair value of cash flow hedges		-	7,489	-	-	7,489
Remeasurements of the net defined benefit obligations		-	-	(28,908)	-	(28,908)
Deferred tax effect		(3,929)	5,800	7,593	(661)	8,803
Ending balance	₩	(7,029)	(31,164)	(48,888)	26,923	(60,158)

(e) Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company's capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder's meeting.

(f) Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to K-IFRS at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2024 and 2023 are as follows:

		2024	2023
Revaluation surplus of property and equipment	₩	10,216	10,216
Claim reserves for on-line transactions		2,000	2,000
	₩	12,216	12,216

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. Equity (continued)

(f) Statements of appropriation of retained earnings for the years ended December 31, 2024 and 2023 based on separate financial statements of the Company are as follows:

(In millions of won, except dividends per share)		**2024**	**2023**
Expected date of appropriation:		**2025-03-25**	**2024-03-25**
Unappropriated retained earnings			
Balance at beginning of year	₩	4,342,179	3,997,248
Effect of changes in accounting policies		1,500	-
Dividend on hybrid bonds		(31,891)	(30,074)
Profit for the year		562,182	625,848
		4,873,970	4,593,022
Reversal of Reserve for credit losses		-	59,572
Balance at end of year before appropriation		4,873,970	4,652,594
Appropriation of retained earnings			
Transfer to reserve for credit losses		38,423	-
Reserves for electronic finance and credit information liability		-	-
Cash dividends		286,093	310,415
Dividends per share (dividend as a percentage of par value): ₩2,282 (50.89%) for 2024 ₩2,476 (49.52%) for 2023			
		286,093	310,415
Unappropriated retained earnings to be carried over to subsequent year	₩	4,549,454	4,342,179

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

28. **Reserve for credit losses**

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between allowance for credit losses recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal provision for credit losses.

(a) Provision for credit losses as of December 31, 2024 and 2023 are summarized as follows:

		2024	2023
Accumulated provision for credit losses	₩	863,885	923,457
Reserve for (reverse of) credit losses, scheduled		38,423	(59,572)
- Changes in 2024 and 2023		38,423	(59,572)
Ending balance of provision for credit losses	₩	902,308	863,885

(b) Details of profit for the year after adjusting for reserve of credit losses scheduled and provision for credit losses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Profit for the year	₩	562,181	625,848
Reversal of (reserve for) credit losses, scheduled		(38,423)	59,572
Profit for the year after adjusting for reserve for credit losses	₩	523,758	685,420
Earnings per share after adjusting credit losses (*) (in won)	₩	3,923	5,227

(*) Dividends on hybrid bonds are excluded.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

29. **Operating Revenue and Contract Liabilities**

(a) Details of operating revenues for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Revenue from contracts with customers			
Fee and commission income	₩	1,334,673	1,392,594
Revenue from others			
Interest income		2,772,751	2,636,469
Fee and commission income			
Loans		3,575	2,489
Installment loans		10,297	10,578
Leases		649,965	598,978
Other		44,066	34,607
Dividend income		315	382
Net income on financial assets at FVTPL		55,832	54,248
Gains on derivatives instruments		328,023	33,334
Gains on foreign currency transactions		87,130	54,283
Other operating income		422,100	305,433
	₩	5,708,727	5,123,395

(b) Classification of revenue from contracts with customers for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Revenue from contracts with customers			
Credit sales commission, etc.	₩	1,045,602	1,034,984
Insurance agency fee		93,477	79,254
Others		195,594	278,357
		1,334,673	1,392,595
Timing of revenue recognition			
Transferred at a point in time		1,083,051	1,145,989
Transferred over time		251,622	246,606
	₩	1,334,673	1,392,595

(c) The contract liabilities recognized by the Company in relation to revenue from contracts with customers are as follows:

		2024	2023
Point liabilities (*)	₩	284,394	294,901
Unearned revenue of annual fee		110,497	108,437
	₩	394,891	403,338

(*) Recognized as other liabilities in the separate financial statements of financial position.

(d) Among the revenue recognized in the years ended December 31, 2024 and 2023, the amount related to the contract liabilities carried forward in the prior term is ₩108,437 million and ₩106,527 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

30. Earnings per Share

Earnings per share for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Profit for the year	₩	562,181	625,848
Dividend from hybrid bond		(31,891)	(30,073)
Profit for the year attributable to common stocks		530,290	595,775
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	₩	4,230	4,752

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2024 and 2023.

31. Share-Based Payment

Share-based payment as of December 31, 2024 is summarized as follows:

(a) Share-based payment arrangements with performance conditions

(i) Details of condition and payment arrangements are as follows:

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021	Granted in 2022	Granted in 2023	Granted in 2024
Type	Equity-settled type (*)	Equity-settled type (*)	Equity-settled type (*)	Equity-settled type (*)	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type
Vesting period	2016	2017	2018	2019	2020	2021	2022	2023	2024
Performance condition				Based on relative stock price (20.0%) Based on 4-year management index (80.0%)					
Estimated number of shares granted	67,660	68,377	60,378	84,357	74,921	96,682	94,708	95,460	86,076
Number of shares granted	51,560	62,011	58,878	81,771	74,921	-	-	-	
Remaining number of shares granted	16,100	6,366	1,500	2,586	-	96,682	94,708	95,460	86,076

 (*) The Company granted shares of Shinhan Financial Group. According to the commitment, the amount that the Company pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

31. Share-Based Payment (continued)

(a) Share-based payment arrangements with performance conditions (continued)

(ii) Granted shares and the fair value of grant date are as follows:

Grant date	Grant shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2016	74,200 ₩	39,000	50,300	34,200	16,100
February 4, 2016	15,400	38,150	13,204	13,204	-
June 3, 2016	5,200	38,800	2,901	2,901	-
August 1, 2016	1,900	40,650	742	742	-
October 31, 2016	3,100	43,850	513	513	-
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,378	58,878	1,500
January 1, 2019	84,266	39,400	84,357	81,771	2,586
January 1, 2020	80,216	32,050	74,921	74,921	-
January 1, 2021	109,986	36,800	96,682	-	96,682
January 1, 2022	110,355	35,200	94,708	-	94,708
January 1, 2023	109,001	40,150	95,460	-	95,460
January 1, 2024	88,321	47,650	86,076	-	86,076
	822,645		728,619	329,141	399,478

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b) Share-based compensation expense for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Share-based payment arrangements with performance conditions	₩	6,198	5,055

(c) Details of accrued expenses and the intrinsic value as of December 31, 2024 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	Intrinsic values (*1)
Share-based payment arrangements with performance conditions (*2)	₩	19,009	19,009

(*1) The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2) Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2024 and have been recognized as liabilities.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

32. Net Interest Income

Details of net interest income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Interest income			
Cash and due from banks	₩	4,262	3,871
Credit card receivables		2,230,100	2,137,476
Loans		258,222	232,694
Installment loans		170,012	162,397
Financing leases (*)		96,981	87,022
Others		13,174	13,009
		2,772,751	2,636,469
Interest expenses			
Borrowings		(288,849)	(286,918)
Debentures		(672,916)	(574,629)
Lease liabilities (*)		(725)	(824)
Others		(26,094)	(21,388)
		(988,584)	(883,759)
Net interest income	₩	1,784,167	1,752,710

(*) It includes finance income and costs in financial lease receivables and lease liabilities under K-IFRS No. 1116.

Interest income on impaired financial assets for the years ended December 31, 2024 and 2023 are ₩14,209 million and ₩13,574 million, respectively.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

33. Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Fee and commission income			
Credit card receivables	₩	1,334,673	1,392,594
Loans		3,575	2,489
Installment loans		10,297	10,578
Leases		649,965	598,978
Others (*)		44,065	34,607
		2,042,575	2,039,246
Fee and commission expense			
Credit card receivables		(1,172,305)	(1,144,108)
Installment loans		(22,584)	(23,976)
Leases		(1,776)	(1,814)
Others (*)		(110,967)	(105,537)
		(1,307,632)	(1,275,435)
Net fee and commission income	₩	734,943	763,811

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2024 and 2023, the amount of income related to debt exemption and debt suspension are ₩25,441 million and ₩28,899 million, respectively, and the amount of expense are ₩7,099 million and ₩8,015 million, respectively.

34. Dividend Income

Details of dividend income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Financial assets at FVTPL in Korean currency	₩	75	45
Financial assets at FVOCI in Korean currency		240	337
	₩	315	382

35. Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Changes in credit card receivables at amortized cost and other	₩	(831,656)	(782,318)
Other assets		(40,362)	(34,418)
Allowance for unused loan commitments		19,852	5,841
Financial instruments at FVOCI		(153)	(35)
	₩	(852,319)	(810,930)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

36. General Administrative Expenses

General administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Relate to employees			
Salaries and wages	₩	206,257	195,761
Bonus		57,157	53,376
Incentive of results		22,423	21,249
Share-based compensation expense		6,198	5,055
Employee benefits		102,257	98,617
Travel		5,875	5,528
Defined benefit		18,713	15,038
Defined contribution		5,312	4,366
Honorary retirement allowance		22,581	3
		446,773	398,993
Depreciation and amortization			
Depreciation		49,113	42,396
Amortization		25,322	19,583
		74,435	61,979
Other general administrative expenses			
Communication		33,114	36,610
Utility		20,031	19,519
Vehicle maintenance		3,009	3,135
Supplies		6,417	7,702
Rent		423	455
Insurance		41,390	43,790
Repairs		97	133
Entertainment		1,862	2,154
Advertising		31,184	23,118
Sales promotion		26,225	30,721
Training		3,076	3,481
Publication		525	572
Freight		653	571
Provision (reversal of) for asset retirement obligation		18	(1,282)
Taxes and dues		63,594	52,710
		231,618	223,389
	₩	752,826	684,361

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

37. Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2024 and 2023 are as follows:

Other operating income		2024	2023
Gains on recovery of bad debt (*)	₩	8,746	9,133
Others		413,353	296,300
		422,099	305,433
Other operating expenses			
Depreciation of lease assets		(465,876)	(445,185)
Others		(230,013)	(172,091)
		(695,889)	(617,276)
	₩	(273,790)	(311,843)

(*) Represents the interest income acquired from the bad debts.

38. Non-operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2024 and 2023 are as follows:

Non-operating income		2024	2023
Gains on disposal of property and equipment	₩	419	344
Reversal of litigation allowance		-	72
Miscellaneous income		4,688	1,838
Others		18,261	14,434
		23,368	16,688
Non-operating expenses			
Donations		(8,928)	(9,391)
Provision for litigation allowance		(369)	-
Losses on disposal of property and equipment		(216)	(631)
Miscellaneous losses		(255)	(376)
Others		(1,629)	(3,907)
		(11,397)	(14,305)
	₩	11,971	2,383

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

39. Income Taxes

(a) The components of income tax expense for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Current income taxes payable	₩	172,864	183,109
Adjustments to the income tax expense for prior period		21,145	(3,854)
Changes in deferred tax due to changes in temporary differences		(4,298)	1,094
Income tax expense associated with items recorded in equity		10,888	8,815
Others (e.g., tax effects of the consolidated tax return)		(14,301)	(9,424)
Income tax expense	₩	186,298	179,740

(b) The relationship between income tax expense and profit before income taxes for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Profit before income taxes (A)	₩	748,480	805,588
Income taxes at applicable tax rate		197,599	212,675
Adjustments:			
Non-taxable income		(8,434)	(7,961)
Non-deductible expense		1,026	696
Tax deductions		(1,484)	(1,185)
Consolidated tax return effect and others		(2,409)	(24,485)
Income tax expense (B)	₩	186,298	179,740
Effective tax rate (B/A)		24.89%	22.31%

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

39. Income Taxes (continued)

(c) Changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	₩	76	-	-	76
Financial assets at FVOCI		(1,011)	(670)	-	(1,681)
Valuation on financial assets at FVOCI		(7,136)	-	3,522	(3,614)
Valuation on property and equipment, depreciation and others		(2,814)	(79)	-	(2,893)
Deferred loan origination costs		(13,467)	(236)	-	(13,703)
Derivative assets		11,178	-	3,160	14,338
Accrued expenses		18,928	(1,334)	-	17,594
Net defined benefit obligations		83,902	(10,160)	3,651	77,393
Plan assets		(82,898)	8,603	556	(73,739)
Other provisions		142,279	(4,642)	-	137,637
Others		(33,290)	1,928	-	(31,362)
	₩	115,747	(6,590)	10,889	120,046

		2023		
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	₩	76	-	-	76
Financial assets at FVOCI		452	(1,463)	-	(1,011)
Valuation on financial assets at FVOCI		(2,546)	-	(4,590)	(7,136)
Valuation on property and equipment, depreciation and others		(2,748)	(66)	-	(2,814)
Deferred loan origination costs		(15,898)	2,431	-	(13,467)
Derivative assets		5,379	-	5,799	11,178
Accrued expenses		17,783	1,145	-	18,928
Net defined benefit obligations		75,740	1,145	7,017	83,902
Plan assets		(83,914)	439	577	(82,898)
Other provisions		152,195	(9,916)	-	142,279
Others		(29,678)	(3,612)	-	(33,290)
	₩	116,841	(9,897)	8,803	115,747

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

39. Income Taxes (continued)

(d) Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2024 and 2023 are as follows:

		2024				
		December 31, 2024		**January 1, 2024**		**Changes in tax effect**
		Amount	**Tax effect**	**Amount**	**Tax effect**	
Changes in fair value of financial assets at FVOCI	₩	13,688	(3,613)	27,029	(7,136)	3,523
Effective portion of valuation gain or loss on cash flow hedges		(54,310)	14,338	(42,342)	11,178	3,160
Remeasurements of defined benefit obligations		(82,358)	21,743	(66,423)	17,536	4,207
	₩	(122,980)	32,468	(81,736)	21,578	10,890

		2023				
		December 31, 2023		**January 1, 2023**		**Changes in tax effect**
		Amount	**Tax effect**	**Amount**	**Tax effect**	
Changes in fair value of financial assets at FVOCI	₩	27,029	(7,136)	9,608	(2,547)	(4,589)
Effective portion of valuation gain or loss on cash flow hedges		(42,342)	11,178	(20,298)	5,378	5,800
Remeasurements of defined benefit obligations		(66,423)	17,536	(37,516)	9,943	7,593
	₩	(81,736)	21,578	(48,206)	12,774	8,804

(e) The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Company has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2024 and 2023 are as follows:

		2024	**2023**
Deferred tax assets	₩	248,699	256,363
Deferred tax liabilities		(128,123)	(140,616)
	₩	120,046	115,747

(f) Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g) As of December 31, 2024 and 2023 current tax liabilities are ₩71,066 million and ₩87,386 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the Parent company of the Company.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

40. Statements of Cash Flows

(a) Details of cash and cash equivalents as of December 31, 2024 and 2023 are summarized as follows:

		2024	2023
Cash	₩	2	6
Available deposits from banks			
Deposits on demand		564,961	361,112
Current deposits		394	81,840
Foreign currency deposits		14	53
Others		-	10
		565,369	443,015
Cash and cash equivalents	₩	565,371	443,021

(b) The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c) Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2024 and 2023 are as follows:

		2024	2023
Cash and cash equivalents in the statements of financial position	₩	765,406	493,057
Adjustment:			
Restricted due from banks		(36)	(36)
Time deposit (*)		(199,999)	(50,000)
Cash and cash equivalents in the statements of cash flows	₩	565,371	443,021

(*) It doesn't meet the definition of cash in K-IFRS No. 1007, 'Statements of Cash Flows'.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023(In millions of won)

40. Statements of Cash Flows (continued)

(d) The separate statements of cash flows of the Company are prepared by using indirect method. Significant transactions without cash inflows and outflows for the years ended December 31, 2024 and 2023:

		2024	2023
Transaction related right-of-use assets	₩	25,222	37,793
Valuation of financial assets at FVOCI		(11,840)	17,423
Valuation of derivatives		(11,968)	(22,044)

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

2024		Balance at January 1, 2024	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2024
Assets								
Net derivative assets	₩	147,461	(1,964)	-	-	308,768	-	454,265
Liabilities								
Borrowings		(9,739,749)	801,393	(77,658)	(2,546)	-	(127,532)	(9,146,092)
Debentures		(19,282,428)	(1,307,527)	(262,161)	(6,584)	-		(20,858,700)
Lease liabilities (*)		(13,265)	10,859		(725)	-	(12,868)	(15,999)
	₩	(29,035,442)	(495,275)	(339,819)	(9,855)	-	(140,400)	(30,020,791)

(*) The amount of change in cash flow includes ₩662 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

2023		Balance at January 1, 2023	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2023
Assets								
Net derivative assets	₩	138,072	-	-	-	9,389	-	147,461
Liabilities								
Borrowings		(11,616,048)	1,641,501	(9,503)	5,958	-	238,343	(9,739,749)
Debentures		(18,467,463)	(783,981)	(24,209)	(6,775)	-	-	(19,282,428)
Lease liabilities (*)		(18,720)	9,739	-	(824)	-	(3,460)	(13,265)
	₩	(30,102,231)	867,259	(33,712)	(1,641)	-	234,883	(29,035,442)

(*) The amount of change in cash flow includes ₩781 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

41. **Contingent Liabilities and Commitments**

(a) Contingent liabilities

The Company has 19 pending lawsuits as a defendant including collection of overdue credit card as of December 31, 2024 for a total claim amount of ₩3,894 million.

A legal provision of ₩53 million is recognized in the accompanying financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions, however the result of such the lawsuits cannot be predicted. Management believes that the result of the lawsuits would not have significant impact on the separate financial statements.

(b) ABS (Asset-Backed Securities) commitments

In trust-type asset securitizations, trust company can demand the Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2024, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the trust company recorded as asset securitization income.

(c) Other commitments

i) The Company has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Company is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Company has accumulated ₩2 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2024, the Company has limit loan commitments amounting to ₩740 billion with banks including Hana bank and SC bank. In addition, the Company has entered into loan overdraft agreements (including daily check) amounting to ₩1,325 billion with banks including Shinhan bank and KB Kookmin bank.

iv) As of December 31, 2024, the uncollectible bad debts, for which right to claim is still effective, amounts to ₩ 3,153,429 million.

v) As of December 31, 2024 and 2023, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,240,054 million, and ₩91,226,285 million, respectively. As of December 31, 2024 and 2023, the balance of the Borrowing guarantee we provided to the subsidiary are ₩809,772 million and ₩501,947 million. As of December 31, 2024 and 2023, the securities purchase agreement signed by the Company are ₩77,945 million and ₩106,726 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

42. **Transfer of Financial Instruments**

The Company has transferred financial instruments including credit card receivables to Trust company pursuant to Asset-Backed Securitization Act. However, the Company retains the risks and rewards of ownership of transferred assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card receivables in accordance with Asset-Backed Securitization Act as of December 31, 2024 and 2023 are summarized as follows:

	Transfer date		**2024**	**2023**
Shinhan Card 2023-1	2023.06.21		-	582,130
Shinhan Card 2024-1	2024.03.28		1,413,549	-
Shinhan Card 2024-2	2024.08.27		946,661	-
		₩	2,360,210	582,130

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2024 and 2023 are summarized as follows:

		2024	**2023**
Credit card receivables measured at amortized cost and others	₩	5,208,541	3,651,781
Borrowings		3,308,712	2,314,781

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions**

(a) As of December 31, 2024, related parties of the Company are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Credit Information	Subsidiaries
Shinhan Finance Co., Ltd.	Subsidiaries
Shinhan India Finance	Subsidiaries
Shinhan Microfinance	Subsidiaries
Shinhan Vietnam Finance	Subsidiaries
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Wave Technology	Associates
One Shinhan Connect New Technology Investment Association 1	Associates
One Shinhan Connect New Technology Investment Association 2	Associates
Shinhan Hyper Connect Investment Association No. 1	Associates
Shinhan Bank	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Securities Co., Ltd.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Fund Partners	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
Shinhan EZ General Insurance Co., Ltd.	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Shinhan Asset Trust Co., Ltd.	Other related parties
Shinhan Venture Investment Co, Ltd.	Other related parties
Goduck Gangil10 PFV Co., Ltd.	Other related parties
EDNCENTRAL Co.,Ltd.	Other related parties
KOREA FINANCE SECURITY CO., LTD	Other related parties
ICSF (The Korea's Information Center for Savings & Finance)	Other related parties
TECHFIN RATINGS Co., Ltd.	Other related parties
iPIXEL Co.,Ltd.	Other related parties
One Shinhan Futures New Technology Investment Association 1	Other related parties
One Shinhan Futures New Technology Investment Association 2	Other related parties
One Shinhan Futures New Technology Investment Association 3	Other related parties
Shinhan global flagship venture fund 1	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	Other related parties

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(a) As of December 31, 2024, related parties of the Company are summarized as follows: (continued)

Name of company	Control relationship
Korea Credit Bureau	Other related parties
Kiran Ho Chi Minh Office General Private Placement Real Estate Investment Trust (USD)	Other related parties
Shinhan hyper future's venture fund 1	Other related parties

(b) Significant transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

Related party / Account		2024	2023
Shinhan Financial Group Co., Ltd.			
Interest expense	₩	52,528	53,518
Fee and commission income		60	87
Fee and commission expense		13,340	14,251
Shinhan Finance LLC			
Fee and commission income		310	473
Shinhan Microfinance Co., Ltd.			
Other operating expenses		106	43
Shinhan Indo Finance			
Fee and commission income		125	223
Other operating expenses		87	10
Shinhan Vietnam Finance Co., Ltd.			
Interest income		4,255	3,768
Fee and commission income		333	339
(Reversal of) Provision for credit loss		1	(54)
Other operating income			-
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		-	2,277
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		2,805	4,565
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.			
Interest expense		6,304	6,286
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		14,945	14,902
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Interest expense		18,167	18,206
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.			
Interest expense		16,797	16,778
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		13,255	7,017
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		23,614	-
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		5,654	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(b) Significant transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party / Account		2024	2023
Shinhan Bank (*1)			
Interest income	₩	3,024	644
Interest expense		2,903	5,322
Fee and commission income		1,009	1,127
Fee and commission expense		166,838	174,028
Other general and administrative expense		3,635	3,875
Other non-operating expenses		-	2,624
Gain on derivatives		101,885	17,902
(Reversal of) Provision for credit loss		(2)	(7)
Shinhan Credit Information Co., Ltd.			
Interest income		5	2
Fee and commission income		59	65
Fee and commission expense		26,068	25,502
Other operating income		225	-
Other non-operating income		1	-
Shinhan Life Insurance Co., Ltd.			
Interest income		1,389	1,887
Fee and commission income		15,218	15,292
Fee and commission expense		4,868	4,021
Interest expense		379	758
Other general and administrative expense		13	52
Provision for credit loss		2	2
Shinhan DS Co., Ltd. (*2)			
Other non-operating income		2	2
Fee and commission expense		62,650	61,901
Other general and administrative expense		61	96
(Reversal of) Provision for credit loss		(6)	28
Shinhan Securities Co., Ltd. (*1)			
Interest income		279	228
Interest expense		10	-
Fee and commission income		202	192
Fee and commission expense		166	159
Other general and administrative expense		20	-
(Reversal of) Provision for credit loss		(1)	(2)
Jeju Bank			
Fee and commission income		1	13
Fee and commission expense		4	4
Shinhan Savings Bank			
Other non-operating income		2	10
Fee and commission income		740	779
Fee and commission expense		4	4
(Reversal of) Provision for credit loss		(1)	2
SHC Management Co., Ltd.			
Other non-operating income		55	55

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(b) Significant transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party / Account		2024	2023
Shinhan Asset Management Co., Ltd.	₩		
Other non-operating income		28	21
Interest income		3	5
Fee and commission expense		8	7
Shinhan Asset Trust Co., Ltd.			
(Reversal of) Provision for credit loss		-	(1)
Shinhan AI Co., Ltd.			
Fee and commission income		1	25
Fee and commission expense		-	37
Shinhan Venture Investment Co, Ltd.			
Fee and commission expense		84	-
Shinhan EZ General Insurance Co., Ltd.			
Fee and commission income		160	1
Other operating income		40	-
Provision for credit loss		-	1
BNP Paribas Cardif Life Insurance			
Fee and commission income		37	37
Provision for credit loss		-	2
Goduck Gangil10 PFV Co., Ltd.			
Interest income		25	-
Provision (Reversal of) for credit loss allowance		(12)	-
Korea Credit Bureau			
Fee and commission income		1,742	-
Fee and commission expense		4,830	-
Other operating expense		26	-
EDNCENTRAL Co.,Ltd.			
Interest income		500	-
Provision for credit loss allowance		74	-
WaveTechnology Co.,Ltd			
Fee and commission expense		300	-
KOREA FINANCE SECURITY CO., LTD			
Other operating expense		145	-

(*1) For the years ended December 31, 2024 and 2023, the Company recognized the right-of-use assets amounting to ₩8,015 million and ₩9,613 million, and lease liabilities amounting to ₩7,564 million and ₩8,966 million, respectively, according to the lease contract with the other related parties. In relation to this, the Company recognized interest expense amounting to ₩142 million and ₩151 million, respectively.

(*2) As of December 31, 2024 and 2023, the Company acquired a tangible asset amounting to ₩24 million and ₩796 million, and an intangible asset from other related parties amounting to ₩9,352 million and ₩14,527 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2024 and 2023 are summarized as follows:

Related party / Account		2024	2023
Shinhan Financial Group Co., Ltd.			
Credit card receivables	₩	531	505
Consolidated tax accounts		4	21,626
Shinhan Vietnam Finance Co., Ltd.			
Loan receivables		161,700	141,834
Accrued income		1,646	1,427
Allowance for Doubtful Accounts		(89)	(88)
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		-	4,436
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		4,685	4,868
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		7,037	7,163
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		7,820	7,981
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		13,127	15,698
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		6,407	6,621
Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		11,271	-
Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		7,508	-
Shinhan Bank			
Cash and due from banks		231,500	193,860
Credit card receivables		9,252	9,229
Allowance for Doubtful Accounts		(3)	(4)
Accounts receivable		(11)	1,291
Accrued income		2,286	345
Security deposits paid		12,089	14,064
Derivative assets		153,611	53,290
Shinhan Securities Co., Ltd.			
Cash and due from banks		1,279	1,480
Credit card receivables		2,272	2,748
Allowance for Doubtful Accounts		(1)	(1)
Security deposits paid		300	300
Shinhan Life Insurance Co., Ltd.			
Credit card receivables		1,884	2,161
Allowance for Doubtful Accounts		(4)	(2)
Plan assets		8,409	36,056
Shinhan Capital Co., Ltd.			
Credit card receivables		249	340

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2024 and 2023 are summarized as follows: (continued)

Related party / Account		2024	2023
Shinhan DS Co., Ltd.			
Credit card receivables	₩	4,068	4,443
Allowance for Doubtful Accounts		(23)	(30)
Jeju Bank			
Cash and due from banks		1,687	1,198
Shinhan Asset Management Co., Inc.			
Credit card receivables		375	331
Finance lease assets		-	52
Shinhan REITs Management Co., Ltd.			
Credit card receivables		67	72
Shinhan Saving Bank			
Credit card receivables		114	214
Allowance for Doubtful Accounts		(1)	(3)
Shinhan Credit Information Co., Ltd.			
Credit card receivables		147	136
Finance lease assets		69	78
Shinhan Fund Partners			
Credit card receivables		164	163
Shinhan AI Co., Ltd.			
Credit card receivables		-	12
Shinhan Asset Trust Co., Ltd.			
Credit card receivables		229	359
Shinhan Venture Investment Co, Ltd			
Credit card receivables		84	69
Shinhan EZ General Insurance Co., Ltd.			
Credit card receivables		65	75
Allowance for Doubtful Accounts		(1)	(1)
BNP Paribas Cardif Life Insurance			
Credit card receivables		154	105
Allowance for Doubtful Accounts		(1)	(1)
EDNCENTRAL Co.,Ltd.			
Loans		13,100	-
Allowance for Doubtful Accounts		(74)	-
Korea Credit Bureau			
Credit card receivables		616	-
Allowance for Doubtful Accounts		(1)	-
KOREA FINANCE SECURITY CO., LTD			
Credit card receivables		6	-
ICSF (The Korea's Information Center for Savings & Finance)			
Credit card receivables		2	-
TECHFIN RATINGS Co., Ltd.			
Credit card receivables		13	-
Allowance for Doubtful Accounts		(2)	-
iPIXEL Co.,Ltd.			
Credit card receivables		14	-
Allowance for Doubtful Accounts		(1)	-
Total accounts receivable	₩	665,629	534,500

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2024 and 2023 are summarized as follows: (continued)

Related party / Account		2024	2023
Shinhan Financial Group Co., Ltd.			
Borrowings	₩	1,852,100	2,234,442
Current tax liabilities		71,066	87,386
Accrued expenses		30,713	28,472
Allowance for unused credit commitments			-
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		-	349,957
Accrued expenses		-	62
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		399,936	399,872
Accrued expenses		85	85
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		399,913	399,842
Accrued expenses		203	203
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		520,635	520,175
Accrued expenses		242	242
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		326,307	325,968
Accrued expenses		225	225
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		319,054	318,967
Accrued expenses		180	180
Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		799,964	-
Accrued expenses		414	-
Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		542,902	-
Accrued expenses		225	-
Shinhan Bank			
Derivative liabilities		4,927	229
Borrowings		81,700	25,700
Provision for restoration		550	550
Accounts payable		198	116
Accrued expenses		839	716
Lease liabilities		7,151	8,954
Allowance for unused credit commitments		6	7
Shinhan Securities Co., Ltd.			
Lease liabilities		12	12
Allowance for unused credit commitments		1	1
Shinhan Life Insurance Co., Ltd.			
Accounts payable		665	101
Accrued expenses		5,767	5,878
Debentures		-	30,000
Allowance for unused credit commitments		3	3

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2024 and 2023 are summarized as follows: (continued)

Related party / Account	2024	2023
Shinhan DS Co., Ltd.		
Accrued expenses	3,017	1,201
Allowance for unused credit commitments	2	2
Shinhan Credit Information Co., Ltd.		
Accounts payable	2,629	94
Shinhan Saving Bank		
Allowance for unused credit commitments	1	1
Shinhan EZ General Insurance Co., Ltd.		
Accrued expenses	1	
Allowance for unused credit commitments	1	1
BNP Paribas Cardif Life Insurance		
Allowance for unused credit commitments	1	2
EDNCENTRAL Co.,Ltd.		
Allowance for unused credit commitments	156	-
TECHFIN RATINGS Co., Ltd.		
Allowance for unused credit commitments	7	-
iPIXEL Co.,Ltd.		
Allowance for unused credit commitments	1	-
Total accounts payable ₩	5,371,799	4,739,646

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(d) Fund transactions between the related parties for the years ended December 31, 2024 and 2023 are summarized as follows:

(i) Borrowing· Repayment

		2024		
Control relationship	**Related party**	**Borrowing**	**Repayment**	**Issuance of hybrid bonds (*2)**
Parent Company	Shinhan Financial Group Co., Ltd.	₩ -	(460,000)	-
Subsidiary	Shinhan card 2019-2	-	-	-
Subsidiary	Shinhan card 2019-3	-	-	-
Subsidiary	Shinhan card 2020-1	-	-	-
Subsidiary	Shinhan card 2022-1	-	(350,000)	-
Subsidiary	Shinhan card 2023-1	-	-	-
Subsidiary	Shinhan card 2024-1	803,700	-	-
Subsidiary	Shinhan card 2024-2	546,600	-	-
Other related party (*1)	Shinhan Bank	56,214	(2,344)	-

		2023		
Control relationship	**Related party**	**Borrowing**	**Repayment**	**Issuance of hybrid bonds (*2)**
Parent Company	Shinhan Financial Group Co., Ltd.	₩ 250,000	(250,000)	300,000
Subsidiary	Shinhan card 2018-2	-	-	-
Subsidiary	Shinhan card 2019-1	-	-	-
Subsidiary	Shinhan card 2019-2	-	(294,500)	-
Subsidiary	Shinhan card 2019-3	-	(175,000)	-
Subsidiary	Shinhan card 2020-1	-	(487,201)	-
Subsidiary	Shinhan card 2022-1	-	-	-
Subsidiary	Shinhan card 2022-2	-	-	-
Subsidiary	Shinhan card 2022-3	-	-	-
Subsidiary	Shinhan card 2023-1	319,500	-	-
Other related party (*1)	Shinhan Bank	25,700	(401,663)	-

(*1) The lease liabilities recognized from the lease contracts with other related parties are ₩214 million for the year ended December 31, 2024 and repayments are ₩2,344 million and ₩1,663 million for the years ended December 31, 2024 and 2023, respectively.

(*2) The expenses related to issuance of hybrid bonds are excluded.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2024 and 2023 are summarized as follows: (continued)

(ii) Investment - Collection

Control relationship	Related party		2024		2023	
			Investment	Collection	Investment	Collection
Other related party	One-Shinhan Futures New Technology Investment Association 1	₩	-	(120)	-	(306)
Other related party	One-Shinhan Futures New Technology Investment Association 2		-	-	-	(66)
Other related party	One-Shinhan Futures New Technology Investment Association 3		-	-	-	(102)
Other related party	Shinhan hyper future's venture fund 1		564	-	106	-
Other related party	KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST (USD)		-	-	30,466	-
Other related party	Shinhan global flagship venture fund 1		6,000	-	6,000	-
Other related party	Real Estate General Private Property Loan 2		3,546	(5,260)	2,753	(1,595)
Other related party	Real Estate General Private Property Loan 3		5,656	(300)	2,106	-
Associate	One-Shinhan Connect Fund 1		-	-	-	(208)
Associate	One-Shinhan Connect Fund 2		-	-	-	(4,598)
Associate	Shinhan hyper connect venture fund I		13,500	-	11,400	-

(iii) Loans · Collection

Control relationship	Related party		2024		2023	
			Loans	Collection	Loans	Collection
Other related party	EDNCENTRAL Co.,Ltd.	₩	13,100	-	-	-

(iv) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(e) Key management personnel compensations for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Salaries and wages	₩	3,427	2,672
Post-employment benefits		188	29
Share-based payments		2,122	1,932
	₩	5,737	4,633

(f) The guarantee provided between the related parties as of December 31, 2024 and 2023 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee		Details
			2024	**2023**	
Shinhan Card	Shinhan Indo Finance	₩	175,368	100,320	Borrowing guarantee
Shinhan Card	Shinhan Finance Co. Ltd		305,529	205,670	Borrowing guarantee
Shinhan Card	Shinhan Vietnam Finance Co., Ltd.		300,455	182,504	Borrowing guarantee
Shinhan Card	Shinhan Microfinance Co., Ltd.		28,420	13,453	Borrowing guarantee
			809,772	501,947	

(g) The guarantee provided by related parties as of December 31, 2024 and 2023 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee		Details
			2024	**2023**	
Shinhan Bank	Shinhan Card Co., Ltd.	₩	300,000	300,000	Daily check overdraft agreement
			19,992	-	Financial guarantee (letter of credit)
SBJ			20,580	-	Financial guarantee (letter of credit)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(h) The main agreement with related parties as of December 31, 2024 and 2023 are as follows:

Related Party		Amount of commitment		Details
		2024	**2023**	
Shinhan Bank	₩	1,232,150	715,529	Derivative facilities
Shinhan Indo Finance		128	59	Unused credit commitment
Shinhan Finance Co. Ltd.		-	11,874	Unused credit commitment
Shinhan Vietnam Finance Co., Ltd.		85,995	48,062	Unused credit commitment
Shinhan Microfinance Co., Ltd.		3,080	1,897	Unused credit commitment
Shinhan Financial Group Co., Ltd.		3,469	3,495	Unused credit card commitment
Shinhan Bank		58,001	58,116	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		7,115	6,838	Unused credit card commitment
Shinhan DS Co., Ltd.		1,432	1,057	Unused credit card commitment
Shinhan Securities Co., Ltd.		8,228	7,752	Unused credit card commitment
BNP Paribas Cardif Life Insurance		846	895	Unused credit card commitment
Shinhan Savings Bank		386	286	Unused credit card commitment
Shinhan Fund Partners		836	837	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,341	2,250	Unused credit card commitment
Shinhan Asset Management Co., Ltd.		625	669	Unused credit card commitment
Shinhan EZ General Insurance Co., Ltd		185	175	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		133	128	Unused credit card commitment
Shinhan Asset Trust Co., Ltd.		1,071	941	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		253	264	Unused credit card commitment
Shinhan AI Co., Ltd.		-	88	Unused credit card commitment
Shinhan Venture Investment Co, Ltd.		416	431	Unused credit card commitment
Structured Entities (*)		77,945	106,726	Securities purchase commitments

(*) The amount is for Company's associates and other structured entities that are other related parties.

(i) The collateral provided to related parties as of December 31, 2024 and 2023 are as follows.

Related Party	Collateral asset		Set amount of collateral	
			2024	**2023**
Shinhan Bank	Lease bond (*)	₩	237,000	520,000

(*) The Company provides lease bonds classified as operating leases and financial leases as collateral.

(j) For the year ended December 31, 2024, the receivables acquired through Shinhan Securities Co., Ltd. amounted to ₩9,100 million.

Independent Auditors' Review Report on Internal Control over Financial Reporting
(Based on a report originally issued in Korean)

To the Shareholders and board of directors of
Shinhan Card Co., Ltd.

We have reviewed the accompanying Internal Controls over Financial Reporting Operating Status Report (the "ICFR Report") of Shinhan Card Co., Ltd. (the "Company") as of December 31, 2024. The Company's management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management's assessment of ICFR, it is stated that: "Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2024 in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Company's ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Company's ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards ("K-IFRS"). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Company's ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 2024 is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Company's ICFR in existence as of December 31, 2024. We did not review the Company's ICFR subsequent to December 31, 2024. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

March 4, 2025

> This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2024.

ICFR Operating Status Report

To the Shareholders, Board of Directors and Audit Committee of
Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Card Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2024.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee") as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 13, 2025

Park Chang Hun, Chief Executive Officer   PARK CHANG HUN

Park Hae Chang, Internal Accounting Manager